Exhibit 2.1

EXPLANATORY NOTE TO THIS EXHIBIT

The representations and warranties included in this Agreement and Plan of Merger (the “Merger Agreement”) were made by the parties to the Merger Agreement for their respective contractual benefit. These representations and warranties are made as of specific dates, only for purposes of the Merger Agreement and for the benefit of the parties thereto. These representations and warranties are subject to important exceptions and limitations agreed upon by the parties, including being qualified by confidential disclosures, made for the purposes of allocating contractual risk between the parties rather than establishing these matters as facts, and were made subject to a contractual standard of materiality that may differ from the standard generally applicable under federal securities laws. The Merger Agreement is filed with this report only to provide investors with information regarding its terms and conditions, and not to provide any other factual information regarding the Company or its business. Information concerning the subject matter of the representations and warranties may have changed, and may continue to change, since the date of the Merger Agreement, and such subsequent information may or may not be fully reflected in the Company’s public reports. Investors should not rely on the representations and warranties contained in the Merger Agreement or any description thereof as characterizations of the actual state of facts or condition of the Company, its subsidiaries or affiliates. The information in the Merger Agreement should be considered together with the Company’s public reports filed with the Securities and Exchange Commission. The schedules to the Merger Agreement have been omitted. The Company agrees to furnish supplementally a copy of any omitted schedule to the staff of the Securities and Exchange Commission upon request.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CCL Industries Inc.,

CCL Industries USA Corp.,

AND

Checkpoint Systems, Inc.

Dated as of March 1, 2016

i

ii

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is made and entered into as of March 1, 2016, by and among CCL Industries Inc., a corporation organized under the Laws of Canada (“Parent”), CCL Industries USA Corp., a Pennsylvania corporation and a wholly owned indirect Subsidiary of Parent (“Merger Sub”), and Checkpoint Systems, Inc., a Pennsylvania corporation (the “Company”). Each of Parent, Merger Sub and the Company are referred to herein as a “Party” and together as the “Parties”. All capitalized terms used in this Agreement shall have the meanings assigned to them in Article VIII or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

WHEREAS, the respective boards of directors of Parent and Merger Sub have each unanimously (i) determined that it is in the best interests of their respective shareholders for Parent to acquire the Company and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, in each case on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that each of this Agreement and the transactions contemplated hereby, including the Merger, is fair to, and in the best interests of, the Company and the shareholders of the Company, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth herein, in accordance with the requirements of the Pennsylvania Business Corporation Law of 1988, as amended, and the Pennsylvania Entity Transactions Law (collectively, the “PBCL”) and (iii) resolved to recommend that the holders of Shares (collectively, the “Company Shareholders”) adopt this Agreement on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the PBCL, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”) and, as a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company shall continue unaffected by the Merger, except as set forth in Section 1.5.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place on a day that is a Business Day (a) at the office of Latham & Watkins LLP, 885 Third Avenue, New York, NY 10022, at 10:00 a.m., Eastern time, no later than the second (2nd) Business Day following the satisfaction of the conditions set forth in Article VI (other than those conditions that are waived in accordance with the terms of this Agreement) or (b) at such other place, time and/or date as the Parties may otherwise agree. The date upon which the Closing actually occurs is referred to herein as the “Closing Date”.

Section 1.3 Effective Time. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in Article VI, and in accordance with the terms of this Agreement, at the Closing, the Parties shall cause a statement of merger or other appropriate document (the “Statement of Merger”) with respect to the Merger to be executed, acknowledged and filed with the Department of State of the Commonwealth of Pennsylvania (the “Department of State”) in accordance with the relevant provisions of the PBCL and shall make all other filings or recordings as may be necessary or required under the PBCL. The Merger shall become effective on the Closing Date at the time the Statement of Merger shall have been duly filed with the Department of State (or such other date and time as is agreed upon by the Parties and specified in the Statement of Merger), such date and time are referred to herein as the “Effective Time”.

Section 1.4 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of Section 336 of the PBCL.

Section 1.5 Articles of Incorporation; Bylaws. At the Effective Time and without any further action on the part of the Company or Merger Sub, (a) the Company Articles of Incorporation as in effect immediately prior to the Effective Time shall be amended and restated in their entirety by virtue of the Merger to read identically to the articles of incorporation of Merger Sub immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be “Checkpoint Systems, Inc.”), and, as so amended, shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law and (b) the Company Bylaws as in effect immediately prior to the Effective Time shall be amended and restated in their entirety by virtue of the Merger to read identically to the bylaws of Merger Sub immediately prior to the Effective Time (except that the bylaws shall be amended to reflect that the name of the Surviving Corporation is “Checkpoint Systems, Inc.”), and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided by the articles of incorporation of the Surviving Corporation or by applicable Law.

Section 1.6 Directors and Officers. The Parties shall take all actions necessary so that (a) the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation, and (b) the officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Securities.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or their respective shareholders:

(i) Conversion Generally. Each share of common stock of the Company, par value $0.10 per share (“Company Common Stock”) (which shares of Company Common Stock are referred to herein as the “Shares”), issued and outstanding immediately prior to the Effective Time (other than any Shares to be cancelled pursuant to Section 2.1(a)(ii)) shall be converted, subject to Section 2.1(b), into the right to receive an amount in cash equal to $10.15 (the “Merger Consideration”), payable to the holder thereof, without interest, upon surrender of the Certificates in accordance with Section 2.2(b). At the Effective Time, all such Shares shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Certificate which immediately prior to the Effective Time represented any such Shares shall thereafter represent only the right to receive the Merger Consideration therefor.

(ii) Cancellation of Certain Shares. Each Share held in the treasury of the Company immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

(iii) Merger Sub. Each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into one (1) newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) Change in Shares. The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock, occurring or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Merger Consideration shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.

Section 2.2 Exchange of Certificates.

(a) Paying Agent. At the Closing, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Paying Agent”), for the benefit of the holders of Shares, for exchange in accordance with this Article II, cash in U.S. dollars in an amount sufficient to pay the aggregate amount of the Merger Consideration payable in connection with the Merger (such cash, the “Exchange Fund”) pursuant to Section 2.1 in exchange for outstanding Shares. The Paying Agent shall, and Parent shall cause the Paying Agent to, deliver the Merger Consideration contemplated to be paid pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that: (i) no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Shares; and (ii) such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be payable to Parent, and any amounts in excess of the amounts payable pursuant to Section 2.1 shall be promptly returned to Parent. In the event that the Exchange Fund shall be insufficient to pay the aggregate Merger Consideration payable in connection with the Merger, Parent shall promptly deposit or cause to be deposited additional funds in the amount of such insufficiency. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. Promptly following the Effective Time (but in no event later than five (5) Business Days following the Effective Time), Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the “Certificates,” it being understood that any references herein to “Certificates” shall be deemed to include references to book-entry account statements relating to the ownership of Shares) and whose Shares have been converted into the right to receive Merger Consideration pursuant to Section 2.1 (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and which shall include customary provisions with respect to delivery of an “agent’s message” with respect to Shares held in book-entry form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent together with such letter of transmittal, properly completed and duly executed, and such other customary documents as may be reasonably required pursuant to such instructions (or, if such shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares on a book-entry account statement), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration which such holder has the right to receive in respect of the Shares formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any Merger Consideration payable to holders of Certificates. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the Certificate representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any stock transfer Taxes applicable to such transfer have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration in cash as contemplated by this Agreement, without interest thereon.

(c) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such lost, stolen or destroyed Certificate, the Paying Agent will, and Parent shall cause the Paying Agent to, issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, without any interest thereon.

(d) Further Rights in Company Common Stock. All Merger Consideration paid in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares.

(e) No Further Dividends. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificates.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent for the Merger Consideration without any interest thereon.

(g) No Liability. None of Parent, the Company or the Surviving Corporation shall be liable to any holder of Shares for any cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of Company Common Stock immediately prior to such time when the amounts would otherwise escheat to, or become property of, any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims of interest or any Person previously entitled thereto.

Section 2.3 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed (after giving effect to the items contemplated by this Article II) and thereafter there shall be no further registration of transfers of Shares outstanding immediately prior to the Effective Time on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such Shares except to receive the Merger Consideration therefor and as otherwise provided herein or by Law.

Section 2.4 Treatment of Equity Awards; Company Stock Plans; Company Deferred Compensation Plans.

(a) Company Options. At the Effective Time, each outstanding Company Option, whether vested or unvested, shall be, by virtue of the Merger and without any action on the part of Parent, the Company, the holder of that Company Option or any other Person, cancelled and converted into the right to receive from Parent and the Surviving Corporation, as soon as practicable after the Effective Time but no later than the next regularly scheduled payroll pay date following the Effective Time, an amount in cash, without interest, equal to the product of (x) the aggregate number of shares of Company Common Stock subject to such Company Option, multiplied by (y) the excess, if any, of the per share Merger Consideration over the per share exercise price under such Company Option; provided, however, that if the amount that could have been obtained upon the exercise of the Company Option is equal to or less than zero, then the Company Option will be terminated without payment.

(b) Company Restricted Stock Units. At the Effective Time, each outstanding Company Restricted Stock Unit shall be cancelled and, in exchange therefor, Parent shall cause the Surviving Corporation or its subsidiaries, as applicable, to pay to each former holder of any such cancelled Company Restricted Stock Unit (whether or not such Company Restricted Stock Unit was vested or unvested at the time of cancellation) a cash amount determined by multiplying (i) the per share Merger Consideration by (ii) the number of Shares covered by such Company Restricted Stock Unit. Such cash payment shall be subject to all applicable Tax withholdings and will be paid as soon practicable after the Effective Time and in no event later than the next regularly scheduled payroll pay date following the Effective Time.

(c) Company Performance Shares. At the Effective Time, each outstanding Company Performance Share shall, in accordance with the terms thereof, be deemed earned at the target level and shall be cancelled and, in exchange therefor, Parent shall cause the Surviving Corporation or its subsidiaries, as applicable, to pay to each former holder of any such cancelled Company Performance Share (whether or not such Company Performance Share was vested or unvested at the time of cancellation) a cash amount determined by multiplying (i) the per share Merger Consideration by (ii) the target number of Shares subject to the applicable award of Company Performance Shares. Such cash payment shall be subject to all applicable Tax withholdings and will be paid as soon practicable after the Effective Time and in no event later than the next regularly scheduled payroll pay date following the Effective Time.

(d) Company Deferred Shares. The Company shall take such action as may be necessary to provide that (i) the final contributions to and investment under the Company Deferred Compensation Plans will be made using the deferrals, if any, for the portion of the calendar quarter in which the Closing occurs through the Closing Date (which deferrals (and any corresponding matching contributions) shall be credited to participant accounts prior to the Effective Time), and (ii) the Company Deferred Compensation Plans will be terminated as of the Effective Time and no additional contributions will be made following the Effective Time. At the Effective Time, the outstanding Company Deferred Shares shall be converted into a cash balance amount (the “Deferred Share Cash Balance”), determined by multiplying the number of Shares subject to the outstanding Company Deferred Shares immediately prior to the Effective Time by the per share Merger Consideration, rounded up to the nearest whole cent, and such cash amounts will be paid as soon as practicable after the Effective Time and in no event later than the next regularly scheduled payroll pay date following the Effective Time, subject to all applicable Tax withholdings, pursuant to Treas. Reg. § 1.409A-3(j)(4)(ix)(B).

(e) Assumption of Obligations. As of the Effective Time, Parent shall assume all of the obligations of the Company under the Company Stock Plans and Company Deferred Compensation Plans.

Section 2.5 Treatment of Employee Stock Purchase Plan. The Company shall take such action as may be necessary to (i) establish a New Exercise Date (as defined under the Employee Stock Purchase Plan) on the last day of the payroll period ending immediately prior to the Purchase Date (as defined under the Employee Stock Purchase Plan) with respect to the Offering Period (as defined in the Employee Stock Purchase Plan) ending March 31, 2016 (the “Final Exercise Date”); (ii) provide that no further Offering Periods shall commence under the Employee Stock Purchase Plan on or following the Final Exercise Date; and (iii) terminate the Employee Stock Purchase Plan as of the Final Exercise Date. Each outstanding purchase right under the Employee Stock Purchase Plan on the Final Exercise Date shall be exercised on such date for the purchase of Company Common Stock in accordance with the terms of the Employee Stock Purchase Plan and any remaining amounts in the Purchase Accounts (as defined under the Employee Stock Purchase Plan) will be distributed to the participants as soon as administratively practicable after the Final Exercise Date.

Section 2.6 Withholding. Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold or cause to be deducted and withheld from any consideration otherwise payable pursuant to this Agreement, including pursuant to the Merger, such amounts as Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent is required to deduct and withhold under the Code, or any provision of state, local or non-United States Tax Law, with respect to the making of such payment. To the extent that amounts are so deducted and withheld and paid to the appropriate Governmental Entity in accordance with applicable law, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 2.7 Further Actions. After the date of this Agreement, but prior to the Effective Time, the Company shall use reasonable best efforts to (i) give effect to the transactions contemplated by Section 2.4 and Section 2.5 and (ii) to ensure that no Person shall have any right under any Company Option, Company Restricted Stock Unit, Company Performance Shares, Company Deferred Shares or any other equity award to acquire or otherwise receive any equity security (or any derivative security relating to any security) of the Company or any of its Subsidiaries (each, a “Company Subsidiary”) following the Effective Time. All payments provided pursuant to Section 2.4 shall be made through the Surviving Corporation’s or the Company’s payroll systems. The Company shall take such actions as are necessary to terminate the Company Stock Plans, Company Deferred Compensation Plans and the Employee Stock Purchase Plan effective no later than the Effective Time. The Company shall provide for the cancellation of the Company Restricted Stock Units that previously became vested but which have been deferred by the holder in accordance with the requirements of Treasury Regulation 1.409A-3(j)(4)(ix)(B).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to, with respect to any Section of this Article III, (a) any information contained, or incorporated by reference, in any report, schedule, form, statement or other document filed with, or furnished to, the SEC by the Company on or after (i) January 1, 2015 with respect to Section 3.1, Section 3.2, Section 3.3 and Section 3.4 and (ii) January 1, 2014 with respect to any other Section of this Article III, and in each case publicly available prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors”, any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature that are contained therein) and (b) such exceptions as are disclosed in the Company Disclosure Letter delivered by the Company to Parent concurrently with the execution and delivery of this Agreement, the Company represents and warrants to Parent and Merger Sub as follows (and Parent and Merger Sub are relying on such representations and warranties):

Section 3.1 Organization and Qualification.

(a) The Company is a corporation duly organized and validly existing under the Laws of the Commonwealth of Pennsylvania. The Company has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, or reasonably be expected to have, a Company Material Adverse Effect. The Company is duly qualified or licensed to do business and, where such concept is recognized, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not have, or reasonably be expected to have, a Company Material Adverse Effect.

(b) Each Company Subsidiary is duly organized, is validly existing and, where such concept is recognized, in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, except to the extent the failure of any such Company Subsidiary to be in good standing would not have, or reasonably be expected to have, a Company Material Adverse Effect. Each Company Subsidiary has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, or reasonably be expected to have, a Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed to do business and, where such concept is recognized, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not have, or reasonably be expected to have, a Company Material Adverse Effect.

(c) The Company has made available to Parent complete and correct copies of (i) the Company Articles of Incorporation and Company Bylaws, each as amended to date, and each as so delivered is in full force and effect, and (ii) the certificate of incorporation and bylaws (or similar organizational documents) of each Company Subsidiary, each as amended to date, and each as so delivered is in full force and effect.

(d) The Company has made available to Parent true and correct copies (subject to redactions for strategic matters relating to a change of control of the Company and for matters subject to the attorney-client privilege) of the minutes (or, in the case of minutes that have not yet been finalized, a brief summary of the meeting) of all meetings of the Company Board since January 1, 2013.

Section 3.2 Corporate Authority and Approval.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining any necessary Company Shareholder Approval, if applicable, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than, with respect to the Merger, (i) the Company Shareholder Approval and (ii) the filing of the Statement of Merger with the Department of State. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement is a valid and binding obligation of Parent and Merger Sub, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exception.

(b) Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.8, the affirmative vote of at least a majority of the outstanding Shares entitled to vote thereon on the record date of the Company Shareholders’ Meeting, voting together as a single class (the “Company Shareholder Approval”), is the only vote of the holders of any class or series of the Company’s Equity Interests necessary to adopt this Agreement.

(c) The Company Board has, on the terms and subject to the conditions set forth herein, unanimously: (i) resolved that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and the Company Shareholders; (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth herein, in accordance with the requirements of the PBCL; and (iii) resolved to recommend that the Company Shareholders adopt this Agreement (the “Company Board Recommendation”); provided, however, that such recommendation was made subject to the understanding that it may be withheld, withdrawn, qualified or modified in compliance with the terms of Section 5.2.

(d) The Company Board has received the opinion of Morgan Stanley & Co. LLC (the “Company Financial Advisor”), financial advisor to the Company, to the effect that, as of the date of such opinion, the Merger Consideration to be received by the Company Shareholders pursuant to this Agreement is fair from a financial point of view to the Company Shareholders, and as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 3.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery by the Company of this Agreement do not, and the performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company will not, (i) assuming the Company Shareholder Approval is obtained or not required, conflict with or violate any provision of the Company Articles of Incorporation or the Company Bylaws, (ii) assuming that all consents, approvals and authorizations described in Section 3.3(b) will have been obtained prior to the Effective Time and all filings and notifications described in Section 3.3(b) will have been made and any waiting periods thereunder will have terminated or expired prior to the Effective Time, conflict with or violate any material Law or Order applicable to the Company or any Company Subsidiary or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Encumbrance) on any property or asset of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party except, with respect to clause (iii), for matters that would not have, or reasonably be expected to have, a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company will not, require any consent, approval or authorization of, or filing with or notification to, any Governmental Entity by the Company, except (i) for any consent, approval, authorization, filing or notification required under the Exchange Act, any applicable Blue Sky Laws or the rules and regulations of the NYSE, (ii) for the Required Antitrust Approvals, (iii) for the filing of the Statement of Merger and any other filings as required by the PBCL or (iv) where the failure to obtain such consents, approvals or authorizations, or to make such filings or notifications, would not have, or reasonably be expected to have, a Company Material Adverse Effect.

(c) Assuming the truth and accuracy of the representations and warranties made by Parent and Merger Sub in Section 4.8 below, the Company has taken any and all action necessary to render the provisions of Subchapter D (specifically Section 2538), Subchapter E, Subchapter F, Subchapter G, Subchapter H, Subchapter I and Subchapter J of Chapter 25 of the PBCL (each, an “Anti-Takeover Statute”) inapplicable to Parent, Merger Sub and their respective Affiliates with respect to the execution of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger. The Company is not a party to a rights agreement, poison pill or similar agreement or plan.

Section 3.4 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 500,000 shares of preferred stock, no par value (“Company Preferred Stock”). As of February 29, 2016, there were (i) 41,494,015 shares of Company Common Stock issued and outstanding, (ii) 4,924,847 shares of Company Common Stock held in the treasury of the Company, (iii) 2,141,306 shares of Company Common Stock subject to outstanding Company Options, (iv) 766,546 shares of Company Common Stock subject to Company Restricted Stock Units, (v) 257,340 shares of Company Common Stock subject to Company Performance Shares at target level, (vi) 3,249,310 additional shares of Company Common Stock reserved for future issuance pursuant to the Company Stock Plans, (vii) 746,221 shares of Company Common Stock subject to Company Deferred Shares, (viii) 520,204 shares of Company Common Stock reserved for future issuance pursuant to the Employee Stock Purchase Plan, (ix) no shares of Company Common Stock owned by any Company Subsidiary and (x) no shares of Company Preferred Stock issued and outstanding. All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable and not subject to any pre-emptive rights. All shares of Company Common Stock reserved for issuance pursuant to the exercise or settlement of Company Options, Company Restricted Stock Units, Company Performance Shares and Company Deferred Shares have been duly reserved for issuance by the Company, and upon any issuance of such shares in accordance with the terms of the applicable Company Stock Plan and Company Deferred Compensation Plan will be duly authorized, validly issued and fully paid and nonassessable and not subject to any pre-emptive rights.

(b) Except as set forth in Section 3.4(a) or to the extent held by the Company or a Company Subsidiary insofar as it relates to a Company Subsidiary, there are no options, warrants, calls, convertible securities or other rights, agreements, arrangements or commitments of any character to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound relating to the issued or unissued Equity Interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell or cause to be issued or sold any Equity Interests in the Company or any Company Subsidiary.

(c) There have been no re-pricings of any Company Options through amendments, cancellations and reissuance or other means during the current or prior two calendar years. None of the Company Options was granted with an exercise price below the fair market value of the Shares on the date of the grant. All grants of Company Options, Company Restricted Stock Units and Company Performance Shares were validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the consolidated financial statements of the Company in accordance with GAAP, and no such grants of Company Stock Options involved any “back dating,” or similar practices.

(d) Except as set forth in Section 3.4(a) or to the extent held by the Company or a Company Subsidiary insofar as it relates to a Company Subsidiary, there are no outstanding contractual obligations of the Company or any Company Subsidiary affecting the voting rights of, or requiring the repurchase, redemption, issuance, creation or disposition of, any Equity Interests in the Company or any Company Subsidiary. Except as set forth in Section 3.4(d) of the Company Disclosure Letter, since February 29, 2016, through the date hereof, the Company has not issued any Equity Interests in the Company, except for issuances pursuant to exercise or settlement of Company Options, Company Restricted Stock Units Company Performance Shares, in each case outstanding as of the close of business on February 29, 2016, or pursuant to the Employee Stock Purchase Plan or the Company Deferred Compensation Plan. As of the date of this Agreement, there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company Shareholders may vote.

(e) Each outstanding share of capital stock or other Equity Interest of each Company Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is held, directly or indirectly, by the Company or another Company Subsidiary free and clear of all Liens other than Permitted Encumbrances. Except as set forth in Section 3.4(e) of the Company Disclosure Letter, there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any Equity Interest or other ownership interests of any Company Subsidiary, including any right of conversion or exchange under any outstanding security, instrument or agreement.

(f) Section 3.4(f) of the Company Disclosure Letter sets forth the name, jurisdiction of organization and the Company’s (or the Company Subsidiary’s) percentage ownership of Persons (other than the Company Subsidiaries) in which the Company or any Company Subsidiary owns, or has the right or obligation to acquire any Equity Interest (collectively, the “Investments”). All of the Investments are owned by the Company or by a Company Subsidiary free and clear of all Liens other than Permitted Encumbrances. Except for the capital stock and other ownership interests of the Company Subsidiaries and the Investments, the Company does not own, directly or indirectly, any Equity Interest in any Person that is material to the business of the Company and the Company Subsidiaries, taken as a whole.

(g) Neither the Company nor any Company Subsidiary has entered into any Contract requiring it to contribute capital, loan money or otherwise provide funds or make additional investments in any other Person. There are no shareholder agreements, voting trusts, proxies or other Contracts to which the Company or any Company Subsidiary is a party or by which it is bound relating to the voting or registration of any Equity Interests of the Company or preemptive rights with respect thereto.

Section 3.5 SEC Filings; Financial Statements; Off-Balance Sheet Arrangements.

(a) Company SEC Filings. The Company has timely (except to the extent any matter that has been restated is deemed not timely) filed with or furnished, as applicable, all forms, reports and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, since January 1, 2015 (collectively, the “Company SEC Filings”). Except as otherwise amended, each Company SEC Filing (i) as of its date, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, as in effect on the date so filed, and the applicable rules and regulations promulgated thereunder and (ii) did not, at the time it was filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Filings. To the Knowledge of the Company, none of the Company SEC Filings is subject to unresolved written comments provided by the staff of the SEC to the Company.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any notes thereto, and after giving effect to any amendments thereof) of the Company contained in or incorporated by reference into the Company SEC Filings (collectively, the “Company Financial Statements”) (i) was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis during the periods indicated (except as may be indicated in the notes thereto) and (ii) presents fairly, in all material respects, the consolidated financial position of the Company as of the respective dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows of the Company for the respective periods indicated therein (subject, in the case of unaudited statements, to normal adjustments).

(c) Internal Controls.

(i) The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act. Since January 1, 2015, the Company’s principal executive officer and its principal financial officer have disclosed, based on their then most recent quarterly evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings given to them in Rule 12b-2 under the Exchange Act.

(ii) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act.

(iii) Since January 1, 2015, (i) neither the Company nor any Company Subsidiary or any of their respective Representatives has received any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices, in each case which set forth allegations of circumstances that if determined to be true, would be material to the Company and the Company Subsidiaries, taken as a whole, and (ii) no attorney representing the Company or any of the Company Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to the period after January 1, 2015, by the Company or any of its Representatives to the Company Board or any committee thereof or to any non-employee director or the chief legal counsel or chief executive officer of the Company pursuant to Section 307 of the Sarbanes-Oxley Act of 2002.

(d) Sarbanes-Oxley Compliance. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by the Sarbanes-Oxley Act with respect to the Company SEC Filings, and the statements contained in such certifications are true and accurate in all material respects. Neither the Company nor any of the Company Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extension of credit” in the form of a “personal loan” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to or for any director or executive officer (as defined in Rule 3b-7 under the Exchange Act) of the Company. The Company is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of NYSE, except for any non- compliance that would not have, or reasonably be expected to have, a Company Material Adverse Effect.

(e) Off-Balance Sheet Arrangements. Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (as defined in paragraph(a)(4)(ii) of Item 303 of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Filings.

Section 3.6 Compliance with Laws; Permits. Except (a) with respect to benefits and employee practices matters (which are addressed exclusively in Section 3.12), labor matters (which are addressed exclusively in Section 3.13), intellectual property matters (which are addressed exclusively in Section 3.14), Tax matters (which are addressed exclusively in Section 3.15) and environmental matters (which are addressed exclusively in Section 3.16) and (b) for matters which would not have, or reasonably be expected to have, a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries is conducting, and since January 1, 2013 has conducted, its respective business in compliance with all Laws applicable to the Company or such Company Subsidiary, (ii) each of the Company and the Company Subsidiaries holds all Permits necessary for the ownership, lease and operation of its respective properties and assets, and such Permits are in full force and effect, and (iii) from January 1, 2013 through the date of this Agreement, neither the Company nor any Company Subsidiary has received any written communication from any Governmental Entity that alleges that (x) the Company or any Company Subsidiary is not in compliance with any Permit, Law or Order applicable to the Company and any Company Subsidiary or (y) any investigation or review by any Governmental Entity is pending with respect to the Company, any Company Subsidiary or any of their respective properties or assets or that any such investigation or review is currently contemplated.

Section 3.7 Absence of Certain Changes or Events. From January 1, 2015, to the date of this Agreement, (a) the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice in all material respects, (b) there has not been any Company Material Adverse Effect or any event, condition, change or effect that could reasonably be expected to have a Company Material Adverse Effect, and (c) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would require Parent’s consent under Section 5.1(a)(i), (iii), (iv), (v), (ix), (xi), (xiii), (xiv), (xv) or (xvi). From January 1, 2016, to the date of this Agreement, neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would require Parent’s consent under Section 5.1(a)(x).

Section 3.8 No Undisclosed Liabilities. As of the date of this Agreement, neither the Company nor any Company Subsidiary has any liabilities or obligations (whether accrued, absolute, contingent or otherwise) of a type that would be required to be reflected on a consolidated balance sheet of the Company prepared in accordance with GAAP, except for liabilities or obligations (a) that were incurred after September 27, 2015 in the ordinary course of business consistent with past practice, (b) that were set forth on the Company’s consolidated balance sheet for the quarter ended September 27, 2015 included in the Company Financial Statements in the Company SEC Filings prior to the date hereof, (c) that were incurred under this Agreement or in connection with the transactions contemplated hereby or (d) that would not have, or reasonably be expected to have, a Company Material Adverse Effect.

Section 3.9 Proxy Statement. The Proxy Statement will not, on the date of filing with the SEC, at the time the Proxy Statement is first mailed and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied in writing by Parent, Merger Sub or any Affiliate of Parent or Merger Sub expressly for inclusion therein. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

Section 3.10 Contracts.

(a) Section 3.10(a) of the Company Disclosure Letter lists as of the date hereof, and the Company has made available to Parent and Merger Sub true, correct and complete copies of, each Contract to which the Company or any Company Subsidiary is a party or by which the Company, any Company Subsidiary or any of their respective properties or assets is bound that:

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) with respect to the Company;

(ii) required in the past fiscal year or is reasonably likely to require in the current fiscal year either (A) annual payments from Third Parties to the Company or any Company Subsidiary of at least $1,500,000 in the aggregate or (B) annual payments from the Company or any Company Subsidiary to Third Parties of at least $1,500,000 in the aggregate;

(iii) restricts the ability of the Company or any Company Subsidiary in any material respect to compete with any Person in any territory or in any line of business;

(iv) is a Contract with respect to a joint venture, partnership or similar arrangement;

(v) is a Contract pursuant to which the Company or any Company Subsidiary disposed of or acquired, or agreed to dispose of or acquire, a material business or, any amount of material assets by the Company or any Company Subsidiary outside the ordinary course of business, with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement, including, without limitation, any “earn-out” or other contingent payment obligations, or any indemnification obligations;

(vi) is a material hedge, collar, option, forward purchasing, swap, derivative or similar Contract;

(vii) is a Contract that contains any provision that requires the purchase of all of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given third party, which product or service is material to the Company and its Subsidiaries, taken as a whole;

(viii) is a Contract that obligates the Company or any Company Subsidiary to conduct business on an exclusive or preferential basis with any third party or upon consummation of the Merger will obligate Parent, the Surviving Corporation or any of their respective Subsidiaries to conduct business on an exclusive or preferential basis with any third party;

(ix) is a mortgage, indenture, guarantee, loan or credit agreement, security agreement or other Contract, in each case relating to indebtedness for borrowed money, whether as borrower or lender, in each case in excess of $500,000, other than (A) accounts receivables and payables, and (B) loans to direct or indirect wholly owned Subsidiaries of the Company;

(x) any employee collective bargaining agreement or other Contract with any labor union;

(xi) is a material Company IP Agreement, excluding confidentiality and non-disclosure agreements, employee confidentiality and invention assignment agreements, commercial off-the-shelf software licenses;

(xii) is a Contract with any director, officer, employee (excluding employee confidentiality and invention assignment agreements), consultant or Affiliate of the Company or any Company Subsidiary (other than any Company Plan);

(xiii) is a Contract for capital expenditures or the acquisition or construction of fixed assets which requires future payments in excess of $500,000; and

(xiv) is a Contract under which the Company or a Subsidiary of the Company is a lessee of, or holds or uses, any equipment, machinery, vehicle or other tangible personal property owned by a Person which requires aggregate future payments equal to or in excess of $500,000.

Each Contract of the type described in Section 3.10(a)(i) through Section 3.10(a)(xiv) and each Contract that is listed as an exhibit to a Company SEC Filing is referred to herein as a “Company Material Contract”.

(b)(i) To the Knowledge of the Company, each Company Material Contract is a valid and binding obligation of the Company or the applicable Company Subsidiary, enforceable against the Company or the applicable Company Subsidiary in accordance with its terms, subject to (x) bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and (y) the effect of rules of law and general principles of equity, including rules of law and general principles of equity governing specific performance, injunctive relief, other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law), concepts of materiality, reasonableness, good faith and fair dealing and the discretion of the court before which a proceeding is brought (clause (x) and (y) collectively, the “Enforceability Exception”), (ii) to the Knowledge of the Company, each Company Material Contract is a valid and binding obligation of the counterparty thereto, enforceable against such counterparty in accordance with its terms, subject to the Enforceability Exception, (iii) neither the Company nor any Company Subsidiary is and, to the Company’s Knowledge, no counterparty is, in breach or violation of, or default under, any Company Material Contract, (iv) neither the Company nor any Company Subsidiary has received any written claim of breach or default under any Company Material Contract, and (v) neither the Company nor any Company Subsidiary has received any written notice from any Third Party to any Company Material Contract that such Third Party intends to terminate, or not renew, any Company Material Contract.

Section 3.11 Litigation. Except for matters that would not have, or reasonably be expected to have, a Company Material Adverse Effect, (a) there is no legal, administrative, arbitral or other suit, formal claim or charge, enforcement action, grievance, mediation, proceeding or formal investigation of any nature before any Governmental Entity (each, an “Action”) pending or, to the Knowledge of the Company, threatened against the Company, any Company Subsidiary or their respective assets or properties, and (b) none of the Company, the Company Subsidiaries or any of their respective assets or properties, is subject to or bound by any outstanding Order. As of the date hereof, to the Knowledge of the Company, there are no SEC inquiries or investigations or other governmental inquiries or investigations or internal investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting or financial statement reporting practices of the Company or any of its Subsidiaries or any malfeasance of any executive officer of the Company.

Section 3.12 Company Plans; Employees and Employment Practices.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a complete and correct list of all material “employee benefit plans” within the meaning of Section 3(3) of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), all other material medical, dental, life insurance, equity, bonus or other cash or equity-related incentive compensation, disability, salary continuation, severance, retention, retirement, pension, deferred compensation, vacation, sick pay or paid time off plans or policies, and any other material plans, agreements, policies, trust funds or arrangements (i) established, maintained, sponsored or contributed to by the Company or any Company Subsidiary or (ii) with respect to which the Company, any Company Subsidiary or any Person that, at any relevant time, could be treated as a single employer with the Company or any Company Subsidiary under Section 414(b),

(c), (m) or (o) of the Code or Section 4001 of ERISA (each, an “ERISA Affiliate”) has any material liability (each, a “Company Plan,” and, collectively, the “Company Plans”).

(b) Each Company Plan is in compliance with all applicable requirements of ERISA, the Code and all other applicable Laws and has been administered in accordance with its terms and such Laws, except for such noncompliance that has not had, or would not reasonably be expected to have, a Company Material Adverse Effect.

(c) With respect to each Company Plan intended to qualify under Section 401(a) of the Code, except as would not have, or reasonably be expected to have, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries have received and may rely on a favorable determination or opinion letter from the IRS regarding its qualified status under the Code for all statutory and regulatory changes with respect to plan qualification requirements for which the IRS will issue such a letter and, (ii) to the Knowledge of the Company, nothing has occurred that caused or could cause the loss of such qualification or the imposition of any material penalty or Tax liability.

(d) All contributions, payments or premiums required to be made with respect to any Company Plan by the Company on or before the date of this Agreement have been timely made, and all benefits accrued under any unfunded Company Plan have been paid, accrued or otherwise adequately reserved in accordance with GAAP, and each of the Company and the Company Subsidiaries have performed all material obligations required to be performed under all Company Plans with respect to which the Company or any ERISA Affiliate of the Company has an obligation to contribute, in each case except as has not had, or would not reasonably be expected to have, a Company Material Adverse Effect.

(e) Neither the Company nor any ERISA Affiliate of the Company (or, to the Company’s Knowledge, their respective predecessors) participates in nor, in the last six years, has ever participated in any multiemployer plan (as defined in ERISA or the Code), and neither the Company nor any ERISA Affiliate of the Company (or, to the Company’s Knowledge, their respective predecessors) maintains or contributes to, or is party to, and, at no time maintained, contributed to, or was a party to, any plan, program, agreement or policy in the United States that (i) is a “defined benefit plan” within the meaning of Section 414(j) of the Code or Section 3(35) of ERISA, (ii) is a “multiple employer plan” as defined in ERISA or the Code (whether or not subject thereto), (iii) is described in Section 401(a)(1) of ERISA (whether or not subject thereto), (iv) is a multiple employer welfare arrangement within the meaning of Section 3(40)(A) of ERISA, or (v) is a voluntary employees beneficiary association within the meaning of Code Section 501(c)(9). No liability under Title IV of ERISA has been or is expected to be incurred by the Company or any Company Subsidiary with respect to any applicable Company Plan. Except as may arise in connection with the transactions contemplated by this Agreement, there has been no “reportable event,” within the meaning of ERISA Section 4043, for which the 30-day reporting requirement has not been waived in relation to any applicable Company Plan.

(f) Except as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or any state Laws requiring continuation of benefits coverage following termination of employment, neither the Company nor any Company Subsidiary provides health or welfare benefits for any retired or former employee in the United States following such employee’s retirement or other termination of service.

(g) The execution, delivery of, and performance by the Company of its obligations under the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent event) will not (i) result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current, former or retired employees, officers, consultants, individual independent contractors, agents or directors of the Company or any of the Company Subsidiaries; or (ii) result in the triggering or imposition of any restrictions or limitations on the right of the Company or any of the Company Subsidiaries to amend or terminate any Company Plan.

(h) The Company and the Company Subsidiaries may, subject to the limitations imposed by applicable Law and the terms of the applicable Company Plan, without the consent of any employee, beneficiary, or other Person, prospectively terminate, modify, or amend any material Company Plan in the United States effective as of any date on or after the date of this Agreement.

(i) With respect to each Company Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code), (i) such plan has been operated and administered in compliance with Section 409A of the Code or (ii) any payments under such plan have been earned and vested on or prior to December 31, 2004, and such plans have not been materially modified other than modifications to comply with Code Section 409A and the regulations promulgated thereunder, in each case except as has not had, or would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has entered into any agreement or arrangement to, and do not otherwise have any obligation to, indemnify or hold harmless any Person for any liability that results from the failure to comply with the requirements of Section 409A of the Code and the regulations promulgated thereunder.

(j) There is no pending or, to the Knowledge of the Company, threatened Action with respect to any Company Plans, other than ordinary and usual claims for benefits by participants and beneficiaries, in each case except as has not had, or would not reasonably be expected to have, a Company Material Adverse Effect.

(k) Since January 1, 2016, neither the Company nor any of the Company Subsidiaries have agreed or otherwise committed to, whether in writing or otherwise, adopt any new plan, program, agreement or policy that would constitute a Company Plan or result in participation in a multiemployer plan or increase or improve the compensation, benefits, or terms and conditions of employment or service of any director, officer, employee, or consultant, except (i) in the ordinary course of business consistent with past practice or (ii) as required by applicable Law or any applicable Company Plan. Each of the Company Plans which is an “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA is in compliance with the Patient Protection and Affordable Care Act and its companion bill, the Health Care and Education Reconciliation Act of 2010, to the extent applicable, except for such noncompliance that has not had, or would not reasonably be expected to have, a Company Material Adverse Effect. Additionally, the Company and the Company Subsidiaries operate such Company Plans to avoid assessable payments under Code Sections 4980H(a) and (b), in each case except as has not had, or would not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.13 Labor and Employment Matters. Neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement or other relationship with any labor union or similar representative of employees located in the United States. As of the date hereof, with respect to employees of the Company or any Company Subsidiary located in the United States: (a) there is no ongoing, or, to the Knowledge of the Company, threatened, strike, slowdown, work stoppage, or other material labor dispute and no such events have occurred in the last two years; and (b) there are no union organization or decertification activities pending or, to the Knowledge of the Company, threatened. As of the date hereof, with respect to employees of the Company located outside of the United States, except as has not had, or would not reasonably be expected to have, a Company Material Adverse Effect: (i) there is no ongoing, or, to the Knowledge of the Company, threatened, strike, slowdown, work stoppage, or other material labor dispute and no such events have occurred in the last two years; and (ii) there are no union organization or decertification activities pending or, to the Knowledge of the Company, threatened. Except as would not have, or reasonably be expected to have, a Company Material Adverse Effect, (A) neither the Company nor any Company Subsidiary has engaged in any unfair labor practices within the meaning of the United States National Labor Relations Act, as amended, (B) the Company and each Company Subsidiary is in compliance with all applicable Laws relating to hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee health and safety, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, payroll taxes and immigration with respect to Company employees, and (C) the Company and each Company Subsidiary is in compliance with all applicable Laws relating to the relations between it and any labor organization, trade union, work council or other body representing Company employees.

Section 3.14 Intellectual Property.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth a list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications for registration thereof, (iii) copyright registrations and applications for registration thereof, and (iv) internet domain name registrations, in each case, that are owned by the Company or any Company Subsidiary (collectively, “Company Registered Intellectual Property”). All material Company Registered Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b) Except as set forth on Section 3.14(b) of the Company Disclosure Letter, (i) the Company and the Company Subsidiaries exclusively own free and clear of all Liens (other than non-exclusive licenses and Permitted Encumbrances) all Company Intellectual Property, (ii) to the Knowledge of the Company, the Company and the Company Subsidiaries possess valid and enforceable rights to use all material Intellectual Property owned by Third Parties that is used to conduct the business of the Company and the Company Subsidiaries as it is currently conducted, (iii) during the three (3) years immediately preceding the date of this Agreement, neither the Company nor any Company Subsidiary has received written notice from a Third Party alleging that the Company or any Company Subsidiary is infringing or misappropriating such Third Party’s rights in Intellectual Property, (iv) neither the Company nor any Company Subsidiary has received written notice of any claim during the three (3) years immediately preceding the date of this Agreement challenging the validity, registrability or enforceability of any Company Intellectual Property, and no such claim has been threatened in writing during such three (3) year period, and (v) during the three (3) years immediately preceding the date of this Agreement, neither the Company nor any Company Subsidiary has sent a written notice to any Third Party alleging that such Third Party is infringing or misappropriating any Company Intellectual Property. No material Company Intellectual Property is subject to any outstanding Order restricting the use thereof. The consummation of the transactions contemplated under this Agreement will not result in the loss or impairment of any rights of the Company or any Company Subsidiary under any Company IP Agreements, except as would not have, or reasonably be expected to have, a Company Material Adverse Effect.

(c) To the Knowledge of the Company, the conduct of the business of the Company and the Companies Subsidiaries as currently conducted does not infringe the Intellectual Property right of any Third Party, except as would not have, or reasonably be expected to have, a Company Material Adverse Effect. To the Knowledge of the Company, no Third Person is infringing upon, violating or misappropriating any Company Intellectual Property, except as would not have, or reasonably be expected to have, a Company Material Adverse Effect.

(d) The Company and each Company Subsidiary has taken actions reasonably necessary to maintain the confidentiality of each item of material Company Intellectual Property that consists of a trade secret.

(e) As of the date of this Agreement, the computer systems, including the software, hardware, networks and related systems, used by the Company and the Company Subsidiaries in the conduct of their respective businesses, to the Knowledge of the Company, are generally sufficient for the current needs of the businesses of the Company and the Company Subsidiaries, except as would not have, or reasonably be expected to have, a Company Material Adverse Effect.

Section 3.15 Taxes.

(a) All material Tax Returns required by Law to be filed by the Company or any Company Subsidiary have been timely filed. All such Tax Returns are true, correct and complete in all material respects. Subject to exceptions as would not be material, no claim has ever been made in writing by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is subject to Taxes in such jurisdiction, which claim is still pending.

(b) All material Taxes of the Company and each Company Subsidiary due and payable (whether or not shown or required to be shown on any Tax Return) have been timely paid except for those Taxes that are being contested in good faith by appropriate proceedings. The Company’s most recent financial statements reflect an adequate reserve in accordance with GAAP for all material Taxes payable by the Company and the Company Subsidiaries through the date of such financial statements. Neither the Company nor any Company Subsidiary has incurred any material liability for Taxes since the date of the Company’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

(c) (i) No material deficiencies for Taxes have been proposed or assessed in writing against the Company or any Company Subsidiary by any Governmental Entity which deficiencies remain unpaid or unresolved, except for deficiencies being contested in good faith by appropriate proceedings, (ii) there are no material pending audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings with respect to a Tax Return of the Company or any Company Subsidiary, (iii) neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes which waiver remains in effect or agreed to any extension of time with respect to the assessment or collection of any Taxes or the filing of any Tax Return (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business) which Taxes or Tax Returns have not been paid or filed, as applicable, (iv) there are no Liens for material Taxes on the assets of the Company or on the assets of any Company Subsidiary, other than Permitted Encumbrances, and (v) neither the Company nor any Company Subsidiary has requested or is the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding.

(d) Subject to exceptions as would not be material, the Company and each Company Subsidiary has duly and timely withheld and, to the extent required by applicable Law, paid to the appropriate Governmental Entity all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, director, manager, independent contractor, creditor, equityholder or other Person.

(e) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code during the immediately preceding two (2) years.

(f) Neither the Company nor any Company Subsidiary (i) is or has been a member of an affiliated group (other than a group the common parent of which is the Company) filing a consolidated U.S. federal income Tax Return, (ii) has any material liability for Taxes of any Person (other than the Company or any Company Subsidiary) arising from the application of Treasury Regulation Section 1.1502-6, or any analogous provision of state, local or foreign Law as a transferee or successor, or (iii) is a party to or bound by or has any material liability under any material Contract the primary purpose of which is the sharing or allocation of Tax liabilities (for the avoidance of doubt, excluding indemnification provisions for Taxes contained in credit agreements, leases or other commercial agreements the primary purposes of which do not relate to Taxes).

(g) Neither the Company nor any Company Subsidiary has agreed to make, nor is required to make, any material adjustment under Sections 481(a) of the Code or any comparable provision of state, local, or foreign Tax Laws after the Closing Date by reason of a change in accounting method or otherwise.

(h) The Company is not and has not been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(i) Neither the Company nor any Company Subsidiary has been a party to, or a promoter of, a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b).

Section 3.16 Environmental Matters.

(a) Except for matters that would not have, or reasonably be expected to have, a Company Material Adverse Effect, since January 1, 2013: (a) the Company and each Company Subsidiary is and has been in compliance with all applicable Environmental Laws; (b) the Company and each Company Subsidiary has obtained, maintains, and is in compliance with all Permits required pursuant to Environmental Laws for the conduct of its business and operations; (c) as of the date hereof, neither the Company nor any Company Subsidiary has received any written notice, claim, report, or other information from any Governmental Entity alleging that the Company or any Company Subsidiary is in violation of any Environmental Laws, or that the Company or any Company Subsidiary has any liabilities or potential liabilities arising under Environmental Laws; (d) as of the date hereof, neither the Company or any Company Subsidiary is subject to any Action or Order relating to any Environmental Laws or any Hazardous Material; and (e) no Hazardous Material is present in soil, groundwater, surface water, or indoor air above a legally applicable criterion or action level at any property currently or formerly owned, leased, or used by the Company or any Company Subsidiary. The Company has provided complete copies of all material environmental assessments, investigations, compliance audits, orders, consent orders, settlements, agency correspondence, and other documentation in its possession or under its control regarding or referring to the environmental condition or compliance status of any property currently or formerly owned, leased, or used by the Company or any Company Subsidiary.

(b) Neither the Company nor any Company Subsidiary owns or operates any “industrial establishment” within the meaning of the New Jersey Industrial Site Recovery Act.

Section 3.17 Real Property.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a list of all real property owned by the Company or a Company Subsidiary (the “Owned Real Property”) as of the date hereof. Except for matters that would not have, or reasonably be expected to have, a Company Material Adverse Effect, the Company and the Company Subsidiaries have good and marketable fee simple title to the Owned Real Property and to all of the buildings, structures and other improvements thereon, free and clear of all Liens. None of the Company, any Company Subsidiary or any Owned Real Property is in material default under any agreement evidencing any Lien or other agreement affecting the Owned Real Property. As of the date hereof, neither the Company nor any Company Subsidiary (i) currently leases all or any part of the Owned Real Property or (ii) has received written notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding with respect to any of the Owned Real Property.

(b) Section 3.17(b) of the Company Disclosure Letter sets forth a complete and correct list of each Leased Real Property. With respect to each Leased Real Property that is material to the Company (the “Material Leased Real Properties”), the Company has provided copies of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) (the “Material Real Property Leases”). Except for matters that would not have, or reasonably be expected to have, a Company Material Adverse Effect, with respect to each of the Material Real Property Leases: (i) such Material Real Property Lease is valid and binding and enforceable against the Company or the applicable Company Subsidiary in accordance with its terms, subject to the Enforceability Exceptions, (ii) the Company’s or a Company Subsidiary’s possession and quiet enjoyment of the Material Leased Real Property under such Material Real Property Lease has not been disturbed and there are no written disputes with respect to such Material Real Property Lease, (iii) neither the Company or any Company Subsidiary, as applicable, nor, to the Knowledge of the Company, any other party to the Lease is in breach or default under such Material Real Property Lease, and, to the Knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, and (iv) neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy such Material Leased Real Property or any portion thereof.

Section 3.18 Insurance. The Company has insurance policies in full force and effect with financially responsible insurance companies with respect to its assets, properties and business in such amounts, with such deductibles and against such risks and losses, as are customarily obtained by Persons engaged in the same or similar businesses and similarly situated. The Company has made available to Parent true and complete copies of all material insurance policies maintained by the Company and the Company Subsidiaries. Except for matters that would not have, or reasonably be expected to have, a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and the Company Subsidiaries are in full force and effect, (b) neither the Company nor any Company Subsidiary is in breach or default of any of the insurance policies (including any breach or default with respect to the payment of premiums), and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default of the insurance policies, and (c) such policies provide coverage in such amounts and against such risks as is sufficient to comply with applicable Law. Except for matters that would not have, or reasonably be expected to have, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any notice of termination or cancellation or denial of coverage with respect to any insurance policy.

Section 3.19 Affiliate Transactions. Between January 1, 2015 and the date of this Agreement, there have been no transactions, or series of related transactions, agreements, arrangements or understandings that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company SEC Filings filed prior to the date hereof.

Section 3.20 Brokers. Other than fees payable to the Company Financial Advisor pursuant to an engagement letter listed in Section 3.20 of the Company Disclosure Letter, a correct and complete copy of which has been provided to Parent, the fees and expenses of which will be paid by the Company, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 3.21 Prohibited Payments. To the Knowledge of the Company, neither the Company nor any Company subsidiary, nor any director, officer, agent, employee or other Person acting on behalf of the Company or any Company Subsidiary has (a) used any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expenses relating to political activity, (b) made any direct or indirect unlawful payment to any foreign or domestic governmental official or employee or to foreign or domestic political parties or campaigns from corporate funds, (c) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) or any other federal, foreign or state anti-corruption, anti-bribery Law or requirement applicable to the Company or any Company Subsidiary, or (d) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee in violation of applicable Law. During the last three years, none of the Company or any Company Subsidiary has received any written communication that alleges that the Company or any Company Subsidiary, or any director, officer, agent, employee or other Person acting on behalf of the Company or any Company Subsidiary, is in violation of, or has any material liability under, the FCPA.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except, with respect to any Section of this Article IV, as set forth in the Parent Disclosure Letter, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization and Qualification. Parent is a corporation, duly organized, validly existing and in good standing under the Laws of Canada. Merger Sub is a corporation, duly organized and validly existing under the Laws of the Commonwealth of Pennsylvania. Each of Parent and Merger Sub has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business, and, where such concept is recognized, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to prevent or materially impair or delay the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement. Parent has made available to the Company correct and complete copies of the certificate of incorporation and bylaws of Parent and Merger Sub.

Section 4.2 Corporate Authority and Approval. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement by each of Parent and Merger Sub, and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than, with respect to the Merger, (i) the approval of the Merger by the Board of Directors of Merger Sub in accordance with the PBCL, if applicable, and (ii) the filing of the Statement of Merger with the Department of State of the Commonwealth of Pennsylvania in accordance with the PBCL. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement is a valid and binding obligation of the Company, this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Enforceability Exception. This Agreement has been duly adopted by Parent as the sole shareholder of Merger Sub in accordance with the PBCL.

Section 4.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by Parent and Merger Sub, will not, (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or the articles of incorporation or bylaws of Merger Sub, (ii) assuming that all consents, approvals and authorizations described in Section 4.3(b) will have been obtained prior to the Effective Time and all filings and notifications described in Section 4.3(b) will have been made and any waiting periods thereunder will have terminated or expired prior to the Effective Time, conflict with or violate any Law or Order applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected or (iii) require any consent or approval under, result in any breach of, or any loss of any benefit under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party, except, with respect to clauses (ii) and (iii), for matters that, individually or in the aggregate, would not reasonably be expected to prevent or materially impair or delay the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

(b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance by Parent and Merger Sub of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by Parent and Merger Sub will not, require any consent, approval or authorization of, or filing with or notification to, any Governmental Entity by Parent or Merger Sub, except (i) for any consent, approval, authorization, filing or notification required under the Exchange Act, any applicable Blue Sky Laws, and the rules and regulations of the NYSE, (ii) for filings or notifications with any securities regulatory authorities (or any similar Governmental Entity) in Canada or any province of Canada and such filings or notifications as may be required under the rules and regulations of the Toronto Stock Exchange, (iii) for the Required Antitrust Approvals, (iv) for the filing of the Statement of Merger as required by the PBCL and (v) where the failure to obtain such consents, approvals or authorizations, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to prevent or materially impair or delay the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

Section 4.4 Ownership of Merger Sub; No Prior Activities. Parent indirectly owns one hundred percent (100%) of the issued and outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for obligations or liabilities incurred in connection with its formation and the transactions contemplated by this Agreement, Merger Sub has not and will not, prior to the Effective Time, have incurred, directly or indirectly, through any Subsidiary or Affiliate or otherwise, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.5 Litigation. As of the date hereof, there is no Action pending, or to the Knowledge of Parent, threatened against Parent or Merger Sub which seeks to, or would reasonably be expected to, prevent or materially impair or delay the consummation of the Merger or any of the other transactions provided for herein. As of the date hereof, neither Parent nor Merger Sub, nor any of their respective assets or properties, are subject to any Order which would, or would reasonably be expected to, prevent or materially impair or delay the consummation of the Merger or any of the other transactions provided for herein.

Section 4.6 Proxy Statement. None of the information supplied by Parent, Merger Sub or any Affiliate or agent of Parent or Merger Sub in writing, for inclusion in the Proxy Statement will, at the date of filing with the SEC, at the time the Proxy Statement is mailed and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Neither Parent nor Merger Sub makes any representation or warranty with respect to any information supplied by any other Person that is included in the Proxy Statement.

Section 4.7 Sufficiency of Funds. Parent has sufficient funds to consummate the Merger on the terms contemplated by this Agreement, and, at the Effective Time, Parent will have available, and will make available to Merger Sub, all of the funds necessary to pay the Merger Consideration.

Section 4.8 Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries nor any of their “affiliates” or “associates” (as defined in Section 2552 of the PBCL) is, nor at any time during the past five (5) years was the “beneficial owner” (as defined in Section 2552 of the PBCL), directly or indirectly, of any Shares or other Equity Interests in the Company or any Company Subsidiary or any options, warrants or other rights to acquire Company Common Stock or other or other Equity Interests in the Company or any Company Subsidiary (or any other economic interest through derivative securities or otherwise in the Company or any Company Subsidiary).

Section 4.9 Management Agreements. As of the date hereof, other than this Agreement, there are no Contracts, undertakings, commitments, or obligations or understandings between Parent or Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board or any of the Affiliates of the Company, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 4.10 Brokers. Except for the Bank of Montreal, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company would have any liability.

Section 4.11 Activities of Parent.

(a) Neither Parent nor any of its Affiliates (i) currently markets or sells, (ii) has funded any research or development for, (iii) has a written business plan for, or (iv) is producing, supplying or purchasing for resale, any product or service that has, or could have, the same or similar application or usage as, is a reasonable substitute for, or is competitive with, any current product or service of the Company Business (A) in excess of 0.5% of Parent’s and its Affiliates’ revenues in the jurisdictions in which the Parties make filings pursuant to the HSR Act and any other Antitrust Law in connection with the Merger or (B) with revenue in excess of $5 million in the aggregate.

(b) Neither Parent nor any of its Affiliates, in the last three (3) years, has been involved as a subject of any Action, including any formal or informal investigation, or any inquiry or request for information, by a Governmental Entity related to any Antitrust Laws, and no such Action, investigation or, inquiry or request for information is currently pending or, to Parent’s Knowledge, threatened against Parent or any of its Affiliates.

(c) Neither Parent nor any of its Affiliates control, or own in excess of five percent (5%) of the outstanding equity interests in, any entity or person engaged in any business involving any product or service that has, or could have, the same or similar application or usage as, is a reasonable substitute for, or is competitive with, any current or planned product or service of the Company or its Affiliates.

Section 4.12 Disclaimer of Other Representations and Warranties. Parent and Merger Sub acknowledge that they and the Parent Representatives have received access to such books and records, facilities, equipment, Contracts, information, data and other assets of the Company and the Company Subsidiaries which they and their Representatives have requested to review, and have had full opportunity to meet with the management of the Company and the Company Subsidiaries and to discuss the business and assets of the Company. Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III of this Agreement (a) neither the Company nor any Company Subsidiary, Company Representative or Affiliate of the Company or any Company Subsidiary makes, or has made, any representation or warranty relating to the Company or any Company Subsidiary or the business of the Company and the Company Subsidiaries or otherwise in connection with the Merger, and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in Article III of this Agreement, and (b) no Person has been authorized by the Company or any Company Subsidiary to make any representation or warranty relating to the Company or the Company Subsidiaries or the business of the Company and the Company Subsidiaries or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such Person. Neither the Company nor any Company Subsidiary, Company Representative or Affiliate of the Company shall be held liable for any actual or alleged damage, liability or loss resulting from the distribution to Parent, Merger Sub or any Parent Representative, or any of their respective use of or reliance upon, any estimate, projection, prediction, data, financial information, memorandum, document, Contract, presentation or any other materials or information made available to Parent, Merger Sub or any Parent Representative, whether in certain “data rooms” or management presentations or otherwise, in connection with or in anticipation of the transactions contemplated by this Agreement, unless any such information is expressly addressed in a representation or warranty contained in Article III and then only to the extent provided in this Agreement. Nothing in this Section 4.12, however, shall limit or reduce in any manner the scope of any of the express representations and warranties of the Company set forth in this Agreement or the right of Parent and Merger Sub to rely on the representations and warranties of the Company set forth in this Agreement.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business by the Company Pending the Closing.

(a) The Company agrees that, between the date of this Agreement and the earlier to occur of the termination of this Agreement pursuant to Section 7.1 and the Effective Time, except as expressly set forth in Section 5.1(a) of the Company Disclosure Letter, as otherwise permitted or contemplated by this Agreement (including pursuant to Section 5.14), as required by applicable Law or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each Company Subsidiary to, conduct its business in the ordinary course consistent with past practice and the Company and the Company Subsidiaries will use their reasonable best efforts to (x) preserve substantially intact the Company’s and the Company Subsidiaries’ business organization, (y) maintain existing relations with customers, suppliers, creditors and business partners and (z) keep available the services of its and the Company

Subsidiaries’ current officers and employees. Without limiting the foregoing, except as set forth in Section 5.1(a) of the Company Disclosure Letter, as otherwise permitted or contemplated by this Agreement (including pursuant to Section 5.14), as required by applicable Law or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions:

(i) amend or otherwise change or propose to amend or change the Company Articles of Incorporation or the Company Bylaws or equivalent organizational documents of the Company Subsidiaries;

(ii) issue, deliver, sell, pledge or otherwise encumber, or authorize, propose or agree to the issuance, delivery, sale, pledge, or encumbrance of, any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock or other Equity Interests (other than as permitted pursuant to Section 5.1(a)(xii) below or pursuant to (A) the Employee Stock Purchase Plan or the Company Deferred Compensation Plans (subject to the requirements of Section 2.4 and Section 2.5), or (B) the exercise, conversion or settlement of Company Options, Company Restricted Stock Units or Company Performance Shares in accordance with their terms in the ordinary course of business consistent with past practice);

(iii) declare, set aside, establish a record date for, make or pay any dividend or other distribution (whether payable in cash, Equity Interests, property or a combination thereof) with respect to any of its Equity Interests, other than between the Company and the Company Subsidiaries;

(iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire or offer to acquire, directly or indirectly, any of its capital stock or other Equity Interests, or securities convertible or exchangeable into or exercisable for any of its capital stock or other Equity Interests, except as permitted pursuant to clause (xii) below, or pursuant to the “net exercise” of Company Options or to satisfy applicable tax withholding amounts upon the exercise or settlement of Company Options, Company Restricted Stock Units, Company Performance Shares or rights under the Company Deferred Compensation Plans;

(v) other than transactions solely among any of the Company and the Company Subsidiaries, acquire (including by merger, consolidation or acquisition of Equity Interests or assets) any business or Person or any division or assets thereof, or make any loan, advance or capital contribution to, or investment in, any business or Person or any division thereof, except any such acquisitions, loans, advances, contributions or investments that are consistent with past practice and are for consideration not in excess of $1,000,000 individually, or $2,500,000 for all such transactions by the Company and the Company Subsidiaries in the aggregate, or investments of cash on hand in freely tradeable securities in the ordinary course of business consistent with past practices;

(vi) other than borrowings under, or repayments of principal and interest on, the Company’s existing revolving credit facility in the ordinary course of business, redeem, repurchase, or prepay, defease, cancel, incur or otherwise acquire, or modify the terms of, any indebtedness for borrowed money or issue any debt securities or options, warrants, calls or other rights to acquire any debt securities, or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for borrowed money in excess of $3,000,000 in the aggregate;

(vii) grant or authorize any Lien on any of its assets other than Permitted Encumbrances and Liens securing indebtedness permitted by Section 5.1(a)(vi);

(viii) enter into or materially amend or modify (other than extensions of one year or less at the end of a term in the ordinary course of business) any Company Material Contract or Material Real Property Lease or Contract that, if in effect on the date hereof, would have been a Company Material Contract, or terminate any such Contract, or waive, release or assign any rights or claims under any Company Material Contract or Material Real Property Lease;

(ix) without limitation of Section 5.2, sell, transfer, lease, sublease, license, assign, pledge, abandon or otherwise dispose of any: (A) owned Real Property, (B) material Company Intellectual Property, other than licenses of material Company Intellectual Property in the ordinary course of business, or (C) other assets, rights or properties of the Company or any Company Subsidiary having a current value in excess of $1,000,000, other than, in the case of Subsection (C), sales of inventory or surplus equipment in the ordinary course of business;

(x) authorize, or make any commitment with respect to, any single capital expenditure in excess of $1,000,000 or capital expenditures for the Company and the Company Subsidiaries in excess of $3,000,000 in the aggregate, except for capital expenditures that are contemplated by the Company’s existing plan for annual capital expenditures for 2016 previously made available to Parent;

(xi) enter into any new line of business outside of its existing business segments;

(xii)(A) except to the extent required by applicable Law or any existing Company Plan or by written agreements existing on the date of this Agreement, grant or announce any stock option, equity or incentive awards or any material increase in the salaries, bonuses or other compensation and benefits payable by the Company or any Company Subsidiary to any executive officers, directors, employees, consultants or independent contractors of the Company or any Company Subsidiary, other than, in any case, in the ordinary course of business consistent with past practice, (B) hire any new executive officer or promote any person to an executive officer position, except in the ordinary course of business consistent with past practice to replace an executive officer whose employment has terminated, (C) hire or promote any employee, consultant or independent contractor other than in the ordinary course of business consistent with past practice, (D) terminate the employment of any executive officer other than for cause (as reasonably determined by the Company Board), (E) except to the extent required by applicable Law or any existing Company Plan or by written agreements existing on the date of this Agreement, pay or agree to pay any pension, retirement allowance, termination or severance pay not required by any existing Company Plan or other Contract in effect on the date of this Agreement to any officer, director or employee of the Company or any Company Subsidiary, (F) except to the extent required by applicable Law or any existing Company Plan or by written agreements existing on the date of this Agreement, pay or agree to pay any material bonus not required by any existing Company Plan or other Contract in effect on the date of this Agreement to any officer, director or employee of the Company or any Company Subsidiary whose current base salary exceeds $160,000, except for agreements with newly hired employees in the ordinary course of business consistent with past practice, (G) except to the extent required by applicable Law or any existing Company Plan or by written agreements existing on the date of this Agreement, enter into or amend any Contracts of employment or any consulting, bonus, severance, retention, retirement or similar Contract for the benefit of any officer, director or employee of the Company or any Company Subsidiary, except for agreements for newly hired employees (except any executive officer) in the ordinary course of business consistent with past practice, or (H) except as required to ensure that any Company Plan is not then out of compliance with applicable Law, enter into or adopt any new, or materially increase benefits under any existing, Company Plan;

(xiii) except as may be required by GAAP or as a result of a change in Law, make any material change in accounting principles, policies, practices, procedures or methods;

(xiv) change any material method of Tax accounting, make or change any material Tax election, change any annual Tax accounting period, settle any material Tax Action, amend any material Tax Returns or file claims for material Tax refunds, enter into any material closing agreement, or surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or a Company Subsidiary (provided that Parent’s consent shall be deemed given with respect to any such extension or waiver to the extent Parent fails to respond to a request for consent from the Company within twenty-four (24) hours of such request);

(xv) adopt or enter into a plan of complete or partial liquidation or dissolution of the Company or any Company Subsidiary;

(xvi) other than with respect to any Action contemplated by Section 5.7 (subject to compliance with Section 5.7), institute, settle or compromise any Actions pending or threatened before any arbitrator, court or other Governmental Entity involving the admission of liability or payment of monetary damages by the Company or any Company Subsidiary of any amount exceeding $500,000 in the aggregate, other than (A) any Action brought against Parent or Merger Sub arising out of a breach or alleged breach of this Agreement by Parent or Merger Sub, and (B) the settlement of claims, liabilities or obligations reserved against on the most recent balance sheet of the Company included in the Company SEC Filings, provided that neither the Company nor any Company Subsidiary shall settle or agree to settle any Action which settlement involves a conduct remedy or injunctive or similar relief or has a materially restrictive impact on the Company’s or any Company Subsidiary’s business;

(xvii) enter into any intercompany loan, advance or capital contribution involving the Company or any Company Subsidiary organized in the United States or the Netherlands (other than transactions solely among United States entities or transactions solely among non-United States entities); or

(xviii) enter into any agreement, commitment or arrangement to take any of the foregoing actions.

(b) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective businesses and operations.

Section 5.2 No Solicitation.

(a) Except as expressly provided by Section 5.2(b), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 7.1 and receipt of the Company Shareholder Approval, the Company shall not (and shall cause the Company Subsidiaries not to), and shall direct the Company Representatives not to:

(i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Company or any Company Subsidiary to any Person relating to, any Acquisition Proposal; or

(iii) approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than an Acceptable Confidentiality Agreement as contemplated by Section 5.2(b)) relating to an Acquisition Proposal.

The Company shall (and shall cause the Company Subsidiaries to), and shall direct the Company Representatives to, (A) immediately cease all discussions and negotiations with any Person that may be ongoing with respect to any Acquisition Proposal, (B) to the extent permitted by applicable confidentiality agreements, shall request to be returned or destroyed all confidential information provided by or on behalf of the Company to such Person, to the extent provided in connection with a possible Acquisition Proposal, and (C) immediately upon execution of this Agreement, terminate all physical and electronic data room access previously granted to any such Person or its Representatives.

(b) Notwithstanding anything to the contrary contained in Section 5.2(a) but subject to the last sentence of this Section 5.2(b), at any time prior to receipt of the Company Shareholder Approval, the Company and the Company Representatives may, subject to compliance with this Section 5.2(b):

(i) provide information or data in response to a request therefor to a Person who has made a bona fide written Acquisition Proposal after the date of this Agreement (which Acquisition Proposal does not arise out of any material breach of this Section 5.2) if and only if, prior to providing such information and data, the Company has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement, provided that the Company shall promptly make available to Parent any information and data concerning the Company or any Company Subsidiary that is provided to any Person making such Acquisition Proposal that is given such access and that was not previously made available to Parent or its Representatives; and

(ii) engage or participate in discussions or negotiations with any Person who has made such a written Acquisition Proposal;

provided that, prior to taking any action described in Section 5.2(b)(i) or Section 5.2(b)(ii) above, the Company Board shall have determined in good faith, based on the information then available and after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal.

(c) Except as expressly provided by Section 5.2(d), at any time after the date hereof, the Company Board shall not:

(i)(A) withdraw, withhold, qualify or modify (or publicly propose to withdraw, withhold, qualify or modify) in any manner adverse to Parent or Merger Sub, the Company Board Recommendation with respect to the Merger, (B) fail to include the Company Board Recommendation in the Proxy Statement, (C) fail to publicly recommend a rejection of any tender offer or exchange offer within ten (10) Business Days after the commencement of such offer, or (D) fail to recommend against any Acquisition Proposal within ten (10) Business Days of Parent’s request to do so (and in any event, at least two (2) Business Days before the date of the Company Shareholders’ Meeting or as promptly as reasonably practicable in the case of any Acquisition Proposal received within three (3) Business Days of the date of the Company Shareholders’ Meeting), or (E) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, an Acquisition Proposal (each of the actions described in this clause (i), a “Company Adverse Recommendation Change”), provided that for the avoidance of doubt, neither the approval or delivery of a Determination Notice or public disclosure thereof (to the extent required by Law or regulations applicable to the Company) shall be deemed a Company Adverse Recommendation Change; or

(ii) cause or permit the Company or any Company Subsidiary to enter into any acquisition agreement, merger agreement or similar definitive Contract with respect to an Acquisition Proposal (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 5.2(b)) (an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to receipt of the Company Shareholder Approval:

(i) if the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of any material breach of this Section 5.2) from any Person after the date of this Agreement (or that was made prior to the date of this Agreement and remade after the date of this Agreement) and that has not been withdrawn and that the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal, (x) the Company Board may effect a Company Adverse Recommendation Change with respect to such Superior Proposal, and (y) the Company may terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, if and only if:

(A) the Company shall have provided prior written notice (a “Determination Notice”) to Parent of at least four (4) Business Days with respect to such Superior Proposal (such period, the “Notice Period”), to the effect that the Company Board has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of any material breach of this Section 5.2) that the Company Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Company Board has determined to effect a Company Adverse Recommendation Change and/or to terminate this Agreement pursuant to this Section 5.2(d), which Determination Notice shall specify the identity of the Person or group of Persons making the Superior Proposal and the material terms and conditions thereof, and shall have contemporaneously provided to Parent a copy of the proposed agreement governing such Superior Proposal (which shall be updated on a prompt basis);

(B) prior to effecting such Company Adverse Recommendation Change or termination, the Company shall, and shall direct its financial and legal advisors to, during the Notice Period, negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Acquisition Proposal would cease to constitute a Superior Proposal;

(C) at or following the end of the Notice Period, the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account in good faith any revisions to this Agreement made or irrevocably committed to in writing by Parent, that such Acquisition Proposal continues to constitute a Superior Proposal if such revisions were to be given effect;

(D) in the event of any material revisions to an Acquisition Proposal that could have an impact, influence, or other effect on the Company Board’s decision or discussion with respect to whether such proposal is a Superior Proposal, the Company shall deliver a new written notice to Parent pursuant to the foregoing clause (A) and again comply with the requirements of this Section 5.2(d) with respect to such new written notice (but only on three (3) additional occasions); provided that the Notice Period shall be deemed to be a two (2) Business Day period; and

(E) in the case of any action contemplated by clause (y) of this Section 5.2(d), the Company shall have terminated this Agreement in accordance with Section 7.1(e)(ii), including the payment of the Company Termination Fee in accordance with Section 7.3(a)(i); or

(ii) other than in response to an Acquisition Proposal, the Company Board may effect a Company Adverse Recommendation Change in response to an Intervening Event if the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Laws, if and only if:

(A) the Company shall have provided a Determination Notice to Parent for at least the Notice Period to the effect that the Company Board has determined to effect a Company Adverse Recommendation Change, which notice shall specify the Intervening Event, that the Company Board has determined in good faith, after consultation with its outside legal counsel, that failure to effect a Company Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Laws, and the basis for such determinations in reasonable detail;

(B) prior to effecting such Company Adverse Recommendation Change, the Company shall, and shall direct its financial and legal advisors to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement in such a manner that obviates the need for the Company Board to effect such Company Adverse Recommendation Change; and

(C) at or following the end of such Notice Period, the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Laws (after taking into account any revisions to this Agreement made or irrevocably committed to in writing by Parent during such Notice Period if such revisions were to be given effect).

(e) Nothing contained in this Section 5.2 shall be deemed to prohibit the Company or the Company Board or any committee thereof from complying with its disclosure obligations under applicable U.S. federal or state Law, including making any disclosure to the Company Shareholders if the Company Board has determined in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law; provided that the taking of any action pursuant to this Section 5.2(e) shall in no way limit or modify the rights of Parent under Article VII.

(f) From the date of this Agreement until the earlier to occur of the receipt of the Company Shareholder Approval and the termination of this Agreement in accordance with Section 7.1, the Company agrees that it shall promptly (and, in any event, within two (2) Business Days of the Company’s Knowledge of any such event) notify Parent if (i) any proposals or offers with respect to an Acquisition Proposal are received by, (ii) in connection with any Acquisition Proposal, any non-public information is requested from or (iii) in connection with the submission of an Acquisition Proposal, any discussions or negotiations are sought to be initiated or continued with, the Company, any Company Subsidiary or any Company Representative indicating, in connection with such notice, the material terms and conditions of any proposals or offers and the nature of any non-public information so requested and thereafter shall keep Parent reasonably informed, on a prompt basis, of any material developments or modifications to the terms of any such proposals or offers and the status of any such material discussions or negotiations; provided that, subject to Section 5.2(d)(i)(A), the Company shall not be required to disclose the name or other identifying information of the Person or group of Persons making the Acquisition Proposal. Without limiting the generality of the foregoing, the Company shall provide to Parent, as soon as practicable and in any event within two (2) Business Days after receipt or delivery thereof, copies of all draft agreements (and any other written material relating to any Acquisition Proposal) sent by or provided to the Company, any Company Subsidiary or any Company Representative in connection with any Acquisition Proposal; provided that, subject to Section 5.2(d)(i)(A), the Company may redact the name and other identifying information of the Person or group of Persons making the Acquisition Proposal. The Company agrees that it and its Subsidiaries will not enter into any confidentiality or other agreement with any Person subsequent to the date of this Agreement which would prohibit the Company from providing any information to Parent in accordance with this Section 5.2.

Section 5.3 Company Shareholders’ Meeting; Proxy Statement.

(a) As promptly as reasonably practicable (and in any event within five (5) Business Days following the Proxy Statement Clearance Date), the Company shall (i) acting through the Company Board, in accordance with applicable Law and the Company Articles of Incorporation and the Company Bylaws, establish a record date for and give notice of a meeting of the Company Shareholders for the purpose of voting upon the adoption of this Agreement in accordance with the PBCL (the “Company Shareholders’ Meeting”), and (ii) in accordance with applicable Law, cause the Proxy Statement to be disseminated to the Company Shareholders (the date of such dissemination, the “Proxy Date”). The Company shall duly call, convene and hold the Company Shareholders’ Meeting as promptly as reasonably practicable following the Proxy Date; provided, however, that the Company may postpone, recess or adjourn the Company Shareholders’ Meeting (A) with the consent of Parent, (B) for the absence of a quorum, (C) to solicit additional proxies for the purpose of obtaining the Company Shareholder Approval or (D) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company Shareholders prior to the Company Shareholders’ Meeting; provided, further, that any such postponement or adjournment by the Company shall be for at least three (3) Business Days (but in any event no later than the End Date and no longer than ten (10) Business Days unless otherwise agreed to in writing by Parent). Unless the Company Board shall have effected a Company Adverse Recommendation Change, the Company shall use reasonable best efforts to (i) solicit from the Company Shareholders proxies in favor of the adoption of this Agreement and approval of the Merger in accordance with the PBCL and (ii) secure the vote or consent of the holders of Company Common Stock required by applicable Law to obtain such approval. The Company shall keep Parent and Merger Sub updated with respect to proxy solicitation results as reasonably requested by Parent or Merger Sub.

(b) In connection with the Company Shareholders’ Meeting, as soon as reasonably practicable following the date of this Agreement, but in no event later than twenty (20) days following the date hereof, prepare and file with the SEC a proxy statement, letter to shareholders, notice of meeting and form of proxy accompanying the proxy statement that will be provided to the Company Shareholders in connection with the solicitation of proxies for use at the Company Shareholders’ Meeting, and any schedules required to be filed with the SEC in connection therewith (collectively, as amended or supplemented, the “Proxy Statement”). The Company, Parent and Merger Sub, as the case may be, shall furnish all information concerning the Company or Parent and Merger Sub as the other Party or Parties hereto, as the case may be, may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement. The Company shall provide Parent, Merger Sub and their counsel reasonable opportunity to review and comment on the Proxy Statement and all other materials used in connection with the Company Shareholders’ Meeting that (i) constitute “proxy materials” or “solicitation materials” as those terms are used in Rules 14a-1 through 14a-17 promulgated under the Exchange Act or (ii) are otherwise used for the “solicitation” of “proxies” as those terms are defined in Rule 14a-1 promulgated under the Exchange Act, in each case prior to the filing thereof with the SEC or the dissemination thereof to Company Shareholders (which comments shall be reasonably considered by the Company). The Company shall advise Parent, promptly after it receives notice thereof, of any request by the SEC or its staff for an amendment or revisions to the Proxy Statement, or comments thereon and responses thereto, or requests by the SEC or its staff for additional information in connection therewith. The Company agrees to consult with Parent prior to responding to SEC comments with respect to the Proxy Statement. The Company shall use its reasonable best efforts to resolve, and each Party agrees to consult and cooperate with the other Party in resolving, all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof and to cause the Proxy Statement in definitive form to be cleared by the SEC and mailed to the Company Shareholders as promptly as practicable following filing with the SEC. If at any time prior to the Company Shareholders’ Meeting, any information relating to the Company or Parent or Merger Sub, or any of their respective directors, officers or Affiliates, should be discovered by the Company or Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party or Parties, as the case may be, and an appropriate amendment or supplement to the Proxy Statement describing such information shall be promptly prepared and filed with the SEC and, to the extent required by applicable Law, disseminated to the Company Shareholders. The Company shall cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the NYSE.

(c) Unless this Agreement is earlier terminated pursuant to Section 7.1 and to the extent that the Company Board Recommendation has not been withheld, withdrawn, qualified or modified in accordance with Section 5.2, the Company shall include in the Proxy Statement the Company Board Recommendation.

Section 5.4 Access to Information; Confidentiality.

(a) Access to Information. Subject to Section 5.4(b), and subject to applicable Law, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 7.1 and the Effective Time, the Company shall, and shall instruct each of its Representatives (collectively, “Company Representatives”) to: (i) provide to Parent and Merger Sub and each of their respective Representatives (collectively, “Parent Representatives”) reasonable access, during normal business hours and upon reasonable prior notice, to the officers, employees, agents, properties, offices and other facilities of the Company and (ii) furnish or cause to be furnished such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company as Parent, Merger Sub or any Parent Representative may reasonably request within a reasonable time following such request; provided, however, until the Effective Time, the Company shall not be required to (A) furnish, or provide any access to, any information to any Person not a party to, or otherwise covered by, the Confidentiality Agreement or a similar agreement with the Company with respect to such information or (B) provide access to or furnish any information if doing so would violate any applicable Law or Contract, or where such access to information would involve the waiver or loss of an attorney-client or work product privilege so long as the Company has reasonably cooperated with Parent to permit such inspection of, or to disclose such, information on a basis that does not compromise or waive such privilege with respect thereto; provided, however, that such access and information shall be disclosed or granted, as applicable, to external counsel for Parent to the extent reasonably required for the purpose of complying with applicable Antitrust Laws subject to prior execution of a common interest or joint defense agreement in customary form.

(b) Confidentiality and Restrictions. With respect to any information disclosed pursuant to Section 5.4(a), Parent and Merger Sub shall comply with, and shall cause the Parent Representatives to comply with, all of their respective obligations under the Confidentiality Agreement or any similar agreement entered into between the Company and any Person to whom the Company or any Company Representative provides information pursuant to this Section 5.4, and all information disclosed to Parent, Merger Sub or any Parent Representative pursuant to Section 5.4(a) shall be subject to the terms of the Confidentiality Agreement. The Confidentiality Agreement shall continue in full force and effect in accordance with its terms until the earlier of the Effective Time or the expiration of the Confidentiality Agreement according to its terms.

Section 5.5 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, including Section 5.2, Parent and the Company shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to cause the conditions set forth in Article VI to be satisfied and to consummate and make effective the Merger and the other transactions contemplated hereby as promptly as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all material consents, approvals, registrations, authorizations, waivers, Permits and Orders necessary, proper or advisable to be obtained from any Third Party or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each Party hereby agrees (i) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable following the date of this Agreement, but in no event later than fifteen (15) Business Days from the date of this Agreement, (ii) to make all necessary notifications, filings or registrations necessary to obtain any other material Required Antitrust Approvals as promptly as practicable following the date of this Agreement, (iii) subject to Section 5.4 and applicable Law, upon request by the other, to furnish the other with all information concerning itself, its Subsidiaries, directors, officers and equityholders and such other matters as may be reasonably necessary, proper or advisable in connection with any statement, filing, notice or application required to be made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Third Party or any Governmental Entity in connection with the Merger and any of the other transactions contemplated by this Agreement, including any additional information and documentary material that may be requested on a voluntary or compulsory basis pursuant to the HSR Act (including under a Second Request issued to any Party by the Federal Trade Commission or the Antitrust Division of the Department of Justice) or any other Antitrust Laws, (iv) to use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 5.5 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act or other Antitrust Laws as promptly as reasonably practicable (including requesting early termination of the applicable waiting periods under the HSR Act), and (v) not to take any action with the intention to or that could reasonably be expected to hinder or delay the obtaining of clearance or any necessary approval under the HSR Act or any other Antitrust Laws or the expiration of the required waiting period under the HSR Act or any other Antitrust Laws.

(b) Each of Parent and the Company shall use reasonable best efforts to cooperate with each other in (i) determining whether any filings are required to be made with, or consents, Permits, authorizations, advance ruling certificates, no-action letters, waivers or approvals are required or advisable to be obtained from, any Third Parties or Governmental Entities under any other applicable Laws in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (ii) timely making all such required filings and timely seeking all such required consents, Permits, authorizations, advance ruling certificates, no-action letters or approvals.

(c) Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other promptly apprised of the status of matters relating to the obtaining of any consents, approvals, registrations, authorizations, waivers, Permits and Orders contemplated by this Section 5.5, including promptly furnishing the other with copies of notices or other communications received by Parent, Merger Sub or any Parent Representative, or the Company, any Company Subsidiary or any Company Representative, as the case may be, from any Third Party or any Governmental Entity with respect to its right to approve or otherwise consent to the Merger and any of the other transactions contemplated by this Agreement. In addition, if acceptable to the Governmental Entity, each Party shall give the other Party reasonable advance notice of, and an opportunity to participate in, all substantive in-person and telephonic meetings with a Governmental Entity regarding the Merger or any of the other transactions contemplated by this Agreement. Subject to applicable Law, the Company and Parent will consult and reasonably cooperate with each other and in good faith consider the other Party’s reasonable comments in connection with any analyses, appearances, presentations, memoranda, briefs, arguments and proposals made or submitted to any Governmental Entity regarding the Merger or any of the other transactions contemplated by this Agreement by or on behalf of any Party. Without limiting the Parties’ obligations to use reasonable best efforts pursuant to this Section 5.5, absent mutual consent, neither Parent nor the Company shall have the right to determine whether to enter into any agreement with any applicable Governmental Entity extending additional time for the review of the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law.

(d) Parent and the Company shall use their reasonable best efforts and cooperate with each other to ensure the satisfaction of the conditions in Section 6.1(b), Section 6.1(c) and Section 6.1(d) as promptly as practicable, and in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement (an “Antitrust Proceeding”), each Party shall use its reasonable best efforts (which efforts may, at Parent’s option and with its reasonable cooperation with the Company, be deferred to the Company to lead (at the Company’s sole option), with each Party paying its own expenses, in its discretion (but with the Company, if it opts to lead such efforts, entitled to choose lead counsel and obligated to pay such lead counsel’s expenses), and if Parent defers its efforts, Parent’s sole obligation pursuant to this Section 5.5(d) with respect to any Antitrust Proceeding or Antitrust Order will be to reasonably cooperate with the Company if the Company opts to lead such efforts and Parent shall have no obligation with respect to any Antitrust Proceeding or Antitrust Order if the Company opts not to lead such efforts) to contest, resist, prevent, oppose or remove any such Antitrust Proceeding, including by extending additional time for the review of the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, and to have vacated, lifted, reversed or overturned any Order that prevents, restrains, restricts or otherwise prohibits consummation of the transactions contemplated by this Agreement, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement (“Antitrust Order”). In furtherance of the foregoing, Parent’s obligation to use reasonable best efforts under this Section 5.5 includes proposing, negotiating, committing to and effecting by consent decree, settlement agreement, hold separate order or otherwise, (i) restrictions or conditions on the conduct of business, and (ii) the sale, divestiture, license or disposition of businesses, product lines or assets of the Relevant Business. Parent shall not be required to take any action pursuant to this Section 5.5(d), including divestiture, that is not conditioned on the consummation of the Merger or that would, or would reasonably be expected to have, a Company Material Adverse Effect. Furthermore, notwithstanding anything to the contrary in this Agreement, Parent shall not be required to take any action described in subsection (i) above that is not related to the Relevant Business or in subsection (ii) above, including to offer or agree to any divestiture, that is not limited in scope to the Relevant Business.

(e) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.5 shall limit a Party’s right to terminate this Agreement pursuant to Section 7.1(b) so long as such Party has, prior to such termination, complied with its obligations under this Section 5.5.

Section 5.6 Publicity. The Company and Parent each shall consult with the other prior to issuing any press releases or otherwise making public announcements (including conference calls with investors and analysts) with respect to the Merger or any other transaction contemplated by this Agreement. No Party shall issue any such press release or make any such public announcements prior to such consultation, except to the extent the disclosing Party determines, based on advice of outside legal counsel, that it is required to do so by applicable Law or any listing agreement with a securities exchange, in which case such Party shall use reasonable best efforts to consult with the other Party before issuing or making any such press release or public announcement. Notwithstanding the foregoing, in connection with any action by the Company or the Company Board permitted by Section 5.2, no Party shall be required to consult with any other Party prior to issuing any press release or otherwise making public announcements with respect to such actions, the reasons for such actions or any additional information reasonably related to such actions. Nothing in this Section 5.6 shall be deemed to expand or modify the Company’s rights and obligations under Section 5.2.

Section 5.7 Transaction Litigation. The Company shall promptly advise Parent of any Action commenced after the date hereof against the Company or any of its directors (in their capacity as such) by any Company Shareholders (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby, and shall keep Parent reasonably informed regarding any such Action. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such Action and shall consider Parent’s views with respect to such Action or settlement and the Company will not agree to any settlement without Parent’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed).

Section 5.8 Employee Matters.

(a) Through December 31, 2016 (or if earlier, the date of the employee’s termination of employment with Parent, the Surviving Corporation or any of their Affiliates), Parent shall, or shall cause the Surviving Corporation to, provide each Continuing Employee with total compensation, including base salary rate, commission, target bonus, and benefits, in amounts in the aggregate no less favorable than the total compensation opportunities and benefits provided to the Continuing Employee by the Company immediately prior to the Effective Time.

(b) Without limiting paragraph (a) of this Section 5.8, Parent shall, and shall cause its Affiliates to, honor, in accordance with its terms, each Company Plan and all obligations thereunder including any rights or benefits arising as a result of the transactions contemplated under this Agreement (either alone or in combination with any other event, including termination of employment), and Parent hereby agrees and acknowledges that the consummation of the transactions contemplated by this Agreement constitutes a “change of control” or a “change in control” or similar term, as the case may be, for all purposes under each Company Plan.

(c) With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Parent or any of its Subsidiaries, excluding both any retiree healthcare plans or programs maintained by Parent or any of its Subsidiaries and any equity compensation arrangements maintained by Parent or any of its Subsidiaries (collectively, “Parent Benefit Plans”) in which any Continuing Employees will participate effective as of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, recognize all service of the Continuing Employees with the Company or any of its Subsidiaries, as the case may be as if such service were with Parent, for vesting and eligibility purposes (but not for benefit accrual purposes, except for vacation, if applicable) in any Parent Benefit Plan in which such Continuing Employees may be eligible to participate after the Effective Time; provided that such service shall not be recognized to the extent that (i) such recognition would result in a duplication of benefits or (ii) such service was not recognized under the corresponding Company Plan.

(d) For purposes of determining the number of vacation days and other paid time off to which each Continuing Employee is entitled during the calendar year in which the Effective Time occurs, Parent will assume and honor all vacation and other paid time off days accrued or earned but not yet taken by such Continuing Employee as of the Effective Time.

(e) Notwithstanding anything in this Section 5.8 to the contrary but consistent with this Section 5.8, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any employee benefit plan of Parent or the Surviving Corporation or any of their respective Subsidiaries or Affiliates, or shall limit the right of Parent or the Surviving Corporation or any of their respective Subsidiaries or Affiliates to amend, terminate or otherwise modify any employee benefit plan of Parent or the Surviving Corporation or any of their respective Subsidiaries or Affiliates following the Effective Time.

(f) The Parties hereto acknowledge and agree that all provisions contained in this Section 5.8 are included for the sole benefit of the Parties hereto, and that nothing in this Agreement, whether express or implied, shall create any third-party beneficiary or other rights (i) in any other Person, including any employees or former employees of the Company or any Affiliate of the Company, any Continuing Employee, or any dependent or beneficiary thereof or (ii) to continued employment with Parent or any of its Affiliates. With respect to matters described in this Section 5.8, the Company will not send any written notices or other written communication materials to Company employees without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), provided that nothing in this Section 5.8(f) shall limit the Company’s right to accurately communicate the terms and conditions of this Agreement (including this Section 5.8) to Company employees.

Section 5.9 Indemnification of Directors and Officers.

(a) Parent and Merger Sub agree that all rights of indemnification, advancement of expenses, exculpation and limitation of liabilities existing in favor of the current or former directors, officers and employees of the Company and the Company Subsidiaries and each such Person who served at the request of the Company or any Company Subsidiary as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (the “Indemnified Parties”) as provided in the Company Articles of Incorporation and the Company Bylaws or similar organizational documents of any Company Subsidiary or under any indemnification, employment or other similar agreements between any Indemnified Party and the Company or any Company Subsidiary, in each case as in effect on the date of this Agreement with respect to matters occurring prior to the Effective Time, shall survive the Merger and continue in full force and effect in accordance with their respective terms. From and after the Effective Time, Parent and the Surviving Corporation shall be jointly and severally liable to pay and perform in a timely manner such obligations. For the avoidance of doubt, no amendment or change to the articles of incorporation or bylaws of the Surviving Corporation or any similar organizational documents of any Company Subsidiary following the Effective Time shall in any way limit or modify Parent’s and Merger Sub’s obligations under this Section 5.9(a).

(b) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, or if Parent dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation assume the obligations set forth in this Section 5.9.

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for a non-cancellable extension (or “tail”) of the directors’ and officers’ liability insurance coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of six (6) years from and after the Effective Time (such period, the “Tail Period”) with respect to any claim related to any period or time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies and covering each Person currently covered by the Company’s existing policies; provided that (i) such “tail” insurance policies shall not require the payment of an aggregate annual premiums in excess of three hundred percent (300%) of the aggregate annual premium most recently paid by the Company prior to the date hereof (the “Maximum Amount”) to maintain the D&O Insurance (and if the annual premium of such insurance coverage exceeds such amount, the Company or the Surviving Corporation shall be obligated to (and as of the Effective Time Parent shall cause the Surviving Corporation to) obtain a policy with the greatest coverage available for a cost not exceeding such amount) and (ii) prior to the Closing, the Company shall not enter into any Contract for a “tail” policy without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). Parent shall, and shall cause the Surviving Corporation to, maintain such “tail” policies in full force and effect through such six (6) year period. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, then from the Effective Time through the end of the Tail Period, Parent shall, or shall cause the Surviving Corporation to, maintain in effect the Company’s current D&O Insurance covering each Person currently covered by the Company’s D&O Insurance for acts or omissions occurring prior to the Effective Time with respect to any matter claimed against such Person by reason of him or her serving in the applicable capacity on terms with respect to such coverage and amounts no less favorable than those of such D&O Insurance policies in effect on the date of this Agreement; provided that in no event shall the aggregate costs of such D&O Insurance policies exceed the Maximum Amount, it being understood that Parent or the Surviving Corporation shall nevertheless be obligated to provide such coverage during the Tail Period as may be obtained for the Maximum Amount; provided, further, that Parent or the Surviving Corporation may substitute therefor D&O Insurance policies of any nationally recognized reputable insurance company with a same or better credit rating than the Company’s current insurance carrier with respect to D&O Insurance.

(d) The provisions of this Section 5.9 shall (i) survive the consummation of the Merger, (ii) are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their respective heirs and Representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise. From and after the Effective Time, the provisions of this Section 5.9 may not be amended in any manner adverse to any Indemnified Party without his or her consent.

Section 5.10 Section 16 Matters. Prior to the Effective Time, the Company shall take such steps as may be required (to the extent permitted under applicable Laws) to cause any dispositions of Shares (including derivative securities with respect to such Shares) resulting from the transactions contemplated by this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.11 Stock Exchange De-listing. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws (including the rules and regulations of the NYSE) to cause the delisting of the Company Common Stock from the NYSE and the deregistration of the

Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days thereafter.

Section 5.12 Anti-Takeover Statutes. So long as (and only so long as) the representations and warranties made by Parent and Merger Sub in Section 4.8 are true and correct in all respects and continue to be true and correct in all respects at all times prior to the Closing, the Company shall, and shall cause the Company Subsidiaries to, to the extent permitted by applicable Law, take all actions necessary so that no Anti-Takeover Statute becomes applicable to the transactions contemplated by this Agreement. If any Anti-Takeover Statute is or may become applicable to any transaction contemplated by this Agreement, then each Party shall take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such Anti-Takeover Statute inapplicable to the transactions contemplated by this Agreement, except that the Company shall not be required to take any such actions if the representations and warranties made by Parent and Merger Sub in Section 4.8 are not true and correct in all respects as of the date hereof and at all times prior to the Closing. Without limiting the foregoing, Parent shall not, and shall cause each of its Subsidiaries and “affiliates” and “associates” (as defined in Section 2552 of the PBCL) to not, become the “beneficial owner” (as defined in Section 2552 of the PBCL), directly or indirectly, of any Shares or other Equity Interests in the Company or any Company Subsidiary or any options, warrants or other rights to acquire Company Common Stock or other or other Equity Interests in the Company or any Company Subsidiary (or any other economic interest through derivative securities or otherwise in the Company or any Company Subsidiary) prior to the Effective Time.

Section 5.13 Notification of Certain Matters. Unless prohibited by applicable Law, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, upon receiving Knowledge of any material change, effect, development or circumstance that would reasonably be expected to give rise to a failure of a condition precedent in Section 6.2 (in the case of the Company) and Section 6.3 (in the case of Parent); provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties hereunder and any failure to make such notification (in and of itself) shall not be taken into account in determining whether the conditions set forth in Section 6.2 (in the case of the Company) and Section 6.3 (in the case of Parent) have been satisfied or give rise to any right of termination to any party hereto under Article VII.

Section 5.14 Intercompany Loan Restructuring.

(a) Subject to the other provisions of this Section 5.14, the Company shall use reasonable best efforts to take, or cause to be taken, such actions as reasonably requested in writing by Parent to effect the reorganization or restructuring of intercompany loans among the Company and the Company Subsidiaries (all matters contemplated by this Section 5.14(a) together with those matters set forth on Section 5.14(a) of the of the Company Disclosure Letter, the “Loan Restructuring”).

(b) Parent and Merger Sub acknowledge and agree that the Company and its Affiliates and its and their respective Representatives shall not have any responsibility for (other than the obligation to comply with the terms of Section 5.14(a)), or incur any liability to any Person in connection with, any Loan Restructuring and that Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company and its Affiliates and its and their respective Representatives (the “Loan Restructuring Indemnitees”) from and against any and all liabilities, losses, damages, claims, costs, expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation), interest, awards, judgments, penalties, taxes or changes in tax attributes suffered or incurred, directly or indirectly, by the Loan Restructuring Indemnitees in connection with the Loan Restructuring. Parent shall promptly reimburse the Company for any out-of-pocket expenses and costs (including reasonable attorneys’ fees) incurred by any Loan Restructuring Indemnitee in connection with any Loan Restructuring. This Section 5.14(b) shall survive the consummation of the Merger and the Effective Time and any termination of this Agreement, and is intended to benefit, and may be enforced by, the Loan Restructuring Indemnitees and their respective heirs, executors, estates, personal representatives, successors and assigns, and shall be binding on all successors and assigns of Parent and Merger Sub.

(c) Each of Parent and Merger Sub acknowledges and agrees that the completion or consummation of any Loan Restructuring is not a condition to the Closing.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.1 Conditions to the Obligations of Each Party. The respective obligations of each Party to effect the Merger shall be subject only to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) HSR. All applicable waiting periods under the HSR Act applicable to the Merger or any of the other transactions contemplated by this Agreement shall have expired or been terminated.

(c) Required Antitrust Approvals. All Required Antitrust Approvals shall have been obtained.

(d) No Injunctions or Restraints. No Order (whether temporary, preliminary or permanent in nature) issued by any court of competent jurisdiction or other restraint or prohibition of any Governmental Entity shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity and remain in effect, that, in any such case, prohibits or makes illegal the consummation of the Merger.

Section 6.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall further be subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement (other than the representations and warranties set forth in Section 3.1(a), Section 3.1(b), Section 3.2(a), Section 3.4(a), Section 3.4(b), Section 3.7(b) and Section 3.20) shall be true and correct as of the Closing as though made on and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where any failures of any such representations and warranties to be so true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein), individually or in the aggregate, would not have a Company Material Adverse Effect; and (ii) the representations and warranties set forth in Section 3.1(a), Section 3.1(b), Section 3.2(a), Section 3.4(a), Section 3.4(b), Section 3.7(b) and Section 3.20 shall be true and correct in all material respects as of the Closing as though made on and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date).

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have delivered to Parent a certificate, signed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) shall have been satisfied.

(d) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect or any event, change or effect that would reasonably be expected to have a Company Material Adverse Effect.

Section 6.3 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any materiality qualifications set forth therein) as of the Closing as though made on and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where any failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with all obligations required to be performed or complied with by them under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. Parent and Merger Sub shall have delivered to the Company a certificate, signed on behalf of Parent and Merger Sub by their respective Chief Executive Officers or Chief Financial Officers, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) shall have been satisfied.

Section 6.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition precedent set forth in this Article VI to be satisfied if such failure was caused by such Party’s failure to comply with its obligations set forth in this Agreement to consummate and make effective the transactions provided for herein.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating Party or Parties, as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Effective Time shall not have occurred on or before December 1, 2016, (the “End Date”); provided, however, that if any condition set forth in Section 6.1(b), Section 6.1(c) or Section 6.1(d) shall not have been satisfied or duly waived by all Parties entitled to the benefit of such condition by the fifth (5th) Business Day prior to the End Date, either Parent or the Company may, by written notice delivered to such other Party, extend the End Date by three (3) additional months until March 1, 2017, which date shall thereafter be considered the End Date; provided, further, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any Party whose breach of any covenant or obligation under this Agreement has been the primary cause of the failure of the Effective Time to occur prior to such End Date;

(c) by either Parent or the Company if any Order of any Governmental Entity having competent jurisdiction is entered permanently enjoining the Company, Parent or Merger Sub from consummating the Merger and such Order has become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any Party whose breach of any provision of this Agreement was the primary cause of the imposition of any such Order or the failure of such Order to be resisted, resolved or lifted, as applicable; or

(d) by either Parent or the Company if the Company Shareholder Approval shall not have been obtained at the Company Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof.

(e) by the Company:

(i)(A) if Parent or Merger Sub shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Parent or Merger Sub, as applicable, such that the condition set forth in Section 6.3(b) is not capable of being satisfied by the End Date, or (B) there exists a breach of any representation or warranty of Parent or Merger Sub contained in this Agreement such that the condition set forth in Section 6.3(a) is not capable of being satisfied by the End Date, and, in the case of either clause (A) or (B), such breach is incapable of being cured in a manner to satisfy the applicable condition by the End Date or is not cured by Parent or Merger Sub, as applicable, in a manner to satisfy the applicable condition within thirty (30) Business Days after Parent or Merger Sub receives written notice of such breach from the Company (which notice shall specify in reasonable detail the nature of such breach and the Company’s intention to terminate this Agreement if such breach is not cured); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(e)(i) if, at the time of such termination, the Company is in breach of any representation, warranty, covenant or agreement that would result in a failure of a condition set forth in Section 6.1 or Section 6.2; or

(ii) prior to the receipt of the Company Shareholder Approval in order to concurrently enter into a definitive merger agreement or other definitive purchase or acquisition agreement that constitutes a Superior Proposal; provided that (A) the Company has materially complied with Section 5.2, and (B) the right of the Company to terminate this Agreement pursuant to this Section 7.1(e)(ii) is conditioned on and subject to the payment by the Company to Parent of the Company Termination Fee in accordance with Section 7.3(a)(i), and any purported termination pursuant to this Section 7.1(e)(ii) shall be void and of no force or effect if the Company shall not pay the Company Termination Fee in accordance with Section 7.3(a)(i); or

(iii) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived, and Parent and Merger Sub have failed to consummate the Merger by the time the Closing should have occurred pursuant to Section 1.2; or

(f) by Parent if:

(i)(A) the Company shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company such that the condition set forth in Section 6.2(b) is not capable of being satisfied by the End Date or (B) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the condition set forth in Section 6.2(a) is not capable of being satisfied by the End Date, and, in the case of either clause (A) or (B), such breach is incapable of being cured in a manner to satisfy the applicable condition by the End Date or is not cured by the Company in a manner to satisfy the applicable condition within thirty (30) Business Days after the Company receives written notice of such breach from Parent or Merger Sub; (which notice shall specify in reasonable detail the nature of such breach and the Company’s intention to terminate this Agreement if such breach is not cured); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(f)(i) if, at the time of such termination, Parent is in breach of any representation, warranty, covenant or agreement that would result in a failure of a condition set forth in Section 6.1 or Section 6.3; or

(ii) prior to the receipt of the Company Shareholder Approval, (A) the Company Board shall have effected a Company Adverse Recommendation Change, (B) the Company shall have entered into an Alternative Acquisition Agreement, or (C) the Company or the Company Board shall have publicly announced its intention to do any of the foregoing.

Section 7.2 Notice of Termination. The Party desiring to terminate this Agreement pursuant to Section 7.1 (other than under Section 7.1(a)) shall give prompt written notice of such termination to the other Parties specifying the provision or provisions of Section 7.1 pursuant to which such termination is effected.

Section 7.3 Termination Fees.

(a) Company Termination Fee.

(i) In the event this Agreement is terminated by the Company pursuant to Section 7.1(e)(ii), the Company shall pay the Company Termination Fee to Parent simultaneously with such termination by wire transfer of same day funds to one or more accounts designated by Parent (or, if such account(s) have not been designated by Parent prior to such termination, promptly, but in any event within two (2) Business Days, following the designation thereof in writing to the Company by Parent).

(ii) In the event this Agreement is terminated by Parent pursuant to Section 7.1(f)(ii), the Company shall pay the Company Termination Fee to Parent promptly, but in any event within two (2) Business Days after the date of such termination, by wire transfer of same day funds to one or more accounts designated by Parent (or, if such account(s) have not been designated by Parent, promptly, but in any event within two (2) Business Days following the designation thereof in writing to the Company by Parent).

(iii) In the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) and (B) either (I)(x) prior to the time of such termination an Acquisition Proposal shall have been made and not withdrawn by any Third Party, and (y) at any time after the execution of this Agreement and prior to the date that is twelve (12) months after the date of termination of this Agreement, the Company or any of its Subsidiaries enters into a definitive agreement providing for an Acquisition Proposal with a Third Party, which is later consummated, or (II)(x) prior to the time of such termination an Acquisition Proposal shall have been made by a Third Party (whether or not subsequently withdrawn), and (y) at any time after the execution of this Agreement and prior to the date that is twelve (12) months after the date of termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal with such Third Party, which is later consummated, the Company shall promptly pay or cause to be paid the Company Termination Fee to Parent by wire transfer of same day funds to one or more accounts designated by Parent upon consummation of such Acquisition Proposal; provided that, for purposes of this Section 7.3(a)(iii), all percentages in the definition of Acquisition Proposal shall be deemed to be references to more than fifty percent (50%) and, with respect to clause (ii) in the definition of Acquisition Proposal, the Company Shareholders own less than a majority of the equity of the Company, the entity surviving such merger, consolidation or business combination, or the ultimate parent entity of the Company or such surviving entity following the consummation of any such transaction.

(iv) In the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(d) and (B) either (I)(x) prior to the Company Shareholders’ Meeting, an Acquisition Proposal shall have been made and not withdrawn by any Third Party, and (y) at any time after the execution of this Agreement and prior to the date that is twelve (12) months after the date of termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal with a Third Party, or (II)(x) prior to the Company Shareholders’ Meeting, an Acquisition Proposal shall have been made by a Third Party (whether or not withdrawn), and (y) at any time after the execution of this Agreement and prior to the date that is twelve (12) months after the date of termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal with such Third Party, the Company shall promptly pay or cause to be paid the Company Termination Fee to Parent by wire transfer of same day funds to one or more accounts designated by Parent upon entering into such agreement; provided that, for purposes of this Section 7.3(a)(iv), all percentages in the definition of

Acquisition Proposal shall be deemed to be references to more than fifty percent (50%) and, with respect to clause (ii) in the definition of Acquisition Proposal, the Company Shareholders own less than a majority of the equity of the Company, the entity surviving such merger, consolidation or business combination, or the ultimate parent entity of the Company or such surviving entity following the consummation of any such transaction.

(v) In the event that (A) this Agreement is terminated by Parent pursuant to Section 7.1(f)(i) and (B) either (I)(x) prior to the time of such termination, an Acquisition Proposal shall have been made and not withdrawn by any Third Party, and (y) at any time after the execution of this Agreement and prior to the date that is twelve (12) months after the date of termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal with a Third Party, which is later consummated, (II)(x) prior to the time of such termination, an Acquisition Proposal shall have been made by a Third Party (whether or not withdrawn), and (y) at any time after the execution of this Agreement and prior to the date that is twelve (12) months after the date of termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal with such Third Party, which is later consummated, the Company shall promptly pay or cause to be paid the Company Termination Fee to Parent by wire transfer of same day funds to one or more accounts designated by Parent upon consummation of such Acquisition Proposal; provided that, for purposes of this Section 7.3(a)(v), all percentages in the definition of Acquisition Proposal shall be deemed to be references to more than fifty percent (50%) and, with respect to clause (ii) in the definition of Acquisition Proposal, the Company Shareholders own less than a majority of the equity of the Company, the entity surviving such merger, consolidation or business combination, or the ultimate parent entity of the Company or such surviving entity following the consummation of any such transaction.

(vi) For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Company Termination Fee on more than one (1) occasion.

(b) Parent Termination Fee.

(i) In the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(c) and (B) at the time of such termination of this Agreement, any condition set forth in Section 6.1(b), Section 6.1(c) or Section 6.1(d) with respect to Antitrust Laws has not been satisfied, Parent shall pay to the Company $13,000,000 (the “Parent Termination Fee”), promptly, but in any event within two (2) Business Days after the date of such termination, by wire transfer of same day funds to one or more accounts designated by the Company (or, if such account(s) have not been designated by the Company, promptly, but in any event within two (2) Business Days following the designation thereof in writing to Parent by the Company); provided that notwithstanding the foregoing, Parent shall not pay (and shall not be required to pay) the Parent Termination Fee unless (A) the Company notifies Parent within ten (10) Business Days following the later of (I) the date of such termination and (II) the date it shall be deemed to have received notice of such termination pursuant to Section 9.4, that the Company acknowledges that such termination is valid pursuant to the terms of this Agreement and the Parties shall have no further obligations hereunder except as set forth in Section 7.4, and (B) the Company requests in writing that Parent pay the Parent Termination Fee within twenty (20) Business Days following the later of (I) the date of such termination and (II) the date it shall be deemed to have received notice of such termination pursuant to Section 9.4.

(ii) For the avoidance of doubt, in no event shall Parent be obligated to pay, or cause to be paid, the Parent Termination Fee on more than one (1) occasion.

(c) Acknowledgement. Each Party acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, (ii) the amounts payable pursuant to Section 7.3(a) or Section 7.3(b) are not a penalty or liquidated damages, (iii) notwithstanding anything to the contrary in this Agreement, in the event that any Company Termination Fee is paid or payable pursuant to

Section 7.3(a), Parent’s right to receive payment of the Company Termination Fee shall be the sole and exclusive remedy of Parent and its Affiliates and Representatives against the Company and its Affiliates and Representatives under this Agreement or arising out of or relating to this Agreement or the transactions contemplated hereby, and upon payment of such amount, none of the Company or any of its Affiliates or Representatives shall have any liability or obligation arising out of or relating to this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise, (iv) notwithstanding anything to the contrary in this Agreement (other than Section 5.14(b)), in the event that any Parent Termination Fee is paid in accordance with Section 7.3(b), the Company’s right to receive payment of the Parent Termination Fee shall be the sole and exclusive remedy of the Company and its Affiliates and Representatives against Parent and its Affiliates and Representatives under this Agreement or arising out of or relating to this Agreement or the transactions contemplated hereby (other than with respect to Section 5.14(b)), and upon payment of such amount, none of Parent or any of its Affiliates or Representatives shall have any liability or obligation arising out of or relating to this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise, and (v) without the agreements contained in this Section 7.3, Parent and the Company would not have entered into this Agreement. If the Company or Parent fails to pay amounts due pursuant to this Section 7.3 and, in order to obtain such payment, the other Party commences a suit that results in a judgment against the Company or Parent for the Company Termination Fee or the Parent Termination Fee, as the case may be, then the Company or Parent, as applicable, shall pay the other Party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Company Termination Fee or the Parent Termination Fee, as the case may be, from the date such payment was required to be made until the date of payment at the prime rate published in the Wall Street Journal on the date such payment was required to be made.

Section 7.4 Effect of Termination. Except as otherwise set forth in this Section 7.4, in the event of a termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective directors, managers, officers, equityholders, employees and other Representatives with respect to the Agreement; provided, however, that the provisions of Section 5.14(b), Section 7.3, this Section 7.4, Article IX and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement; provided, further, that, except as provided in Section 7.3(c), no Party shall be relieved or released from any liabilities or damages (which the Parties acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the transactions contemplated hereby, and may include, to the extent proven, the benefit of the bargain lost by a Party’s shareholders, the loss of market value or decline in stock price of such Company Common Stock or otherwise (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such Party) arising out of fraud or its willful or intentional breach of its covenants or agreements or willful or intentional breach of any representation or warranties set forth in this Agreement made by such Party. Notwithstanding the foregoing, in no event shall any Party be liable for punitive damages.

ARTICLE VIII

DEFINED TERMS

Section 8.1 Certain Definitions. For purposes of this Agreement, the term:

(a) “Acceptable Confidentiality Agreement” shall mean a confidentiality agreement on terms that are not materially less favorable to the Company than those set forth in the Confidentiality Agreement; provided that such confidentiality agreement shall not be required to include a “standstill” or similar provision.

(b) “Acquisition Proposal” shall mean any indication of interest, proposal or offer from any Third Party relating to, in a single transaction or series of related transactions, (i) the direct or indirect acquisition by any Third Party of Equity Interests representing fifteen percent (15%) or more of the voting power of the Company, (ii) any merger, consolidation, business combination, share exchange, recapitalization, or similar transaction involving the Company or any Company Subsidiary and a Third Party, (iii) any acquisition or sale of assets, exclusive license, liquidation, dissolution, disposition or other transaction which would result in any Third Party acquiring, or exclusively licensing, assets representing, directly or indirectly, fifteen percent (15%) or more of the revenues or fair market value of the assets of the Company and the Company Subsidiaries, taken as a whole, or (iv) any tender offer or exchange offer, as such terms are defined under the Exchange Act, or other transaction that, if consummated, would result in any Third Party beneficially owning Equity Interests representing fifteen percent (15%) or more of the voting power of the Company.

(c) “Affiliate” shall mean a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person, where “control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of any Equity Interests, by Contract or otherwise.

(d) “Antitrust Laws” shall mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act.

(e) “Blue Sky Laws” shall mean state securities or “blue sky” Laws.

(f) “Business Day” shall have the meaning ascribed thereto in Rule 14d-1(g)(3) under the Exchange Act.

(g) “Code” shall mean the United States Internal Revenue Code of 1986, as amended.

(h) “Company Articles of Incorporation” shall mean the Articles of Incorporation of the Company, as amended.

(i) “Company Business” means the business of the Company and its Affiliates, including the Company’s and its Affiliate’s business of manufacturing, marketing and selling custom made apparel tickets, tags, fabric and woven labels, retail merchandising solutions, electronic article surveillance (EAS) systems and tags using radio-frequency (“RF”), systems using RF and acousto-magnetic (AM) technology, inventory management solutions in the form of Radio Frequency Identification (RFID) products, integrated EAS tags and integrated RFID tags, and related services and software.

(j) “Company Bylaws” shall mean the Amended and Restated Bylaws of the Company.

(k) “Company Deferred Compensation Plan” shall mean, collectively, the Checkpoint Systems, Inc. Deferred Compensation Plan and the Checkpoint Systems, Inc. 2005 Directors’ Compensation Plan, each as may be amended from time to time.

(l) “Company Deferred Share” shall mean any notional Share credited or that may be credited to a participant account under a Company Deferred Compensation Plan.

(m) “Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent concurrently with the execution and delivery of this Agreement.

(n) “Company Intellectual Property” means Intellectual Property owned by the Company, including that listed on Section 3.14(a) of the Company Disclosure Letter.

(o) “Company IP Agreements” means each of the following to the extent primarily relating to Intellectual Property and expressly not including non-exclusive licenses entered into in the ordinary course of business and the Company’s and its Subsidiaries’ agreements with customers entered into in the ordinary course of business: all licenses, sublicenses, consent to use agreements, covenants not to sue and permissions and other Contracts, including the right to receive royalties or any other consideration, relating to Intellectual Property and to which the Company or any Company Subsidiary is a party or under which the Company or a Company Subsidiary is a licensor or licensee.

(p) “Company Material Adverse Effect” shall mean any fact, change, event, circumstance or occurrence (each an “Event”) that, individually or taken together with other Events (i) has a material adverse effect on the assets, business, liabilities, results of operations or condition of the Company and the Company Subsidiaries, taken as a whole; provided that the following shall not constitute, either individually or in combination, a “Company Material Adverse Effect,” or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur: (A) Events affecting the economy or financial or capital markets in the United States or elsewhere in the world; (B) changes in GAAP or in any Law applicable to the Company or any of its Subsidiaries, or any interpretation thereof after the date hereof; (C) Events relating to acts of God, calamities, terrorism, national political or social conditions including the engagement by any country in hostilities, or the escalation or worsening thereof; (D) Events affecting the principal industry in which the Company and the Company Subsidiaries conduct their businesses; (E) any failure, in and of itself, by the Company to meet any internal or third party estimates, projections or forecasts of revenue, earnings or other financial performance for any period ending (or for which revenues, earnings or other financial results are released) on or after the date hereof; (F) any change, in and of itself, in the trading price or trading volume of Company Common Stock on the NYSE; (G) any Events primarily attributable to the announcement, pendency or consummation of the Merger or any of the other transactions contemplated by this Agreement (including any loss of employees or any loss of, or any disruption in, supplier, licensor, licensee, partner or similar relationships) or primarily resulting from compliance with the terms of this Agreement; (H) Events related to the actions contemplated by Section 5.14; or (I) any Action commenced against a Party or any of its Subsidiaries or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated hereby; provided, however, that Events set forth in clauses (A) (B), (C) and (D) above may be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent that such Events have a materially disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, relative to the other participants in the principal industry in which the Company and the Company Subsidiaries conducts their businesses, and then only to the extent of such disproportionality; provided, further, that the underlying causes of any Events set forth in clauses (E) and (F) that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur, or (ii) prohibits or materially impairs or would be reasonably likely to materially impair the ability of the Company to consummate the Merger and the related transactions contemplated by this Agreement.

(q) “Company Option” shall mean any option to acquire Company Common Stock granted pursuant to any Company Stock Plan.

(r) “Company Performance Shares” shall mean an award granted pursuant to any Company Stock Plan to deliver Shares upon the achievement of specified performance-based vesting criteria.

(s) “Company Restricted Stock Unit” shall mean an award granted pursuant to any Company Stock Plan to deliver Shares upon the achievement of specified time-based vesting criteria.

(t) “Company Stock Plans” shall mean all employee and director stock plans or arrangements of the Company, including the Checkpoint Systems, Inc. Amended and Restated 2004 Omnibus Incentive Compensation Plan and the Checkpoint Systems, Inc. 2015 Incentive Award Plan, each as may be amended from time to time, and all sub-plans, individual consultant, employee, director or other Contracts that provide for any right granted by the Company of any kind to receive Shares or benefits measured by the value of a number of Shares, or any other award of any kind consisting of Shares (including stock appreciation rights, restricted stock, restricted stock units, performance shares, deferred stock units and dividend equivalents).

(u) “Company Termination Fee” shall mean an amount in cash equal to $13,000,000.

(v) “Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated as of October 29, 2015, between the Company and Parent, as such agreement may be amended from time to time.

(w) “Continuing Employee” shall mean any Person who is employed by the Company or any Company Subsidiary at the Effective Time.

(x) “Contract” shall mean with respect to a Person any oral or written note, bond, mortgage, indenture, Lease, sublease, license, sublicense, purchase order, contract, agreement, arrangement or other understanding or obligation that is legally binding on such Person, including any amendments, renewals or modifications thereto.

(y) “Employee Stock Purchase Plan” means the Checkpoint Systems, Inc. 2015 Employee Stock Purchase Plan.

(z) “Environmental Law” shall mean any Law relating to public health and safety, worker health and safety, pollution, contamination or cleanup, protection or restoration of the environment or natural resources, or the Release of any materials into the environment, including those related to Hazardous Materials or air emissions or wastewater discharges.

(aa) “Equity Interest” shall mean any capital stock, partnership, limited liability company, member or similar interest in any Person, and any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument, obligation or right the value of which is based on any of the foregoing, in each case issued by such Person.

(bb) “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(cc) “GAAP” shall mean generally accepted accounting principles as applied in the United States.

(dd) “Governmental Entity” shall mean any United States or foreign governmental authority, including any national, federal, territorial, state, commonwealth, province, territory, county, municipal, district, local governmental jurisdiction of any nature or any other governmental or quasi-governmental authority of any nature (including any governmental department, division, agency, bureau, office, branch, court, arbitrator, commission, tribunal or other governmental instrumentality) or any political or other subdivision or part of any of the foregoing or any self-regulatory organization, in each case of competent jurisdiction and with authority to act with respect to the matter in question.

(ee) “Hazardous Materials” shall mean any (i) petroleum products, derivatives or byproducts, radioactive or explosive materials, asbestos or asbestos-containing material, radon gas, urea formaldehyde foam insulation, toxic mold or fungi or polychlorinated biphenyls and (ii) other chemicals, substances, waste or materials that are considered or deemed to be, or regulated as, hazardous, toxic, infectious or dangerous under applicable Environmental Law or for which liability or standards of conduct may be imposed pursuant to any applicable Environmental Law.

(ff) “HSR Act” shall mean the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(gg) “Intellectual Property” shall mean all intellectual property rights of every kind and description through the world, including: (i) all inventions and all patents, patent applications, patent disclosures, together with all reissues, continuations, revisions, divisionals, extensions, and reexaminations in connection therewith; (ii) all trademarks, service marks, designs, trade dress, logos, slogans, trade names, business names, corporate names, and Internet domain names; (iii) all trade secrets, confidential business information, and know-how; (iv) all copyrights, software, computer programs, source code, object code, executable code, systems, networks tools, data, databases, firmware and related documentation and technology supporting the foregoing.

(hh) “Intervening Event” shall mean an event, state of facts, change, discovery, development or circumstance relating specifically to the Company (and not of a general economic, industry or market nature, except to the extent the Company is affected in a beneficially disproportionate manner compared to other companies that operate in the Company’s industry sector and which other companies conduct substantially the same businesses as the Company and its Subsidiaries currently operate) that arises entirely after the date of this Agreement and is continuing on any date of determination of the occurrence thereof, that was not known by the Company Board as of or prior to the date of this Agreement or the material consequences of which (based on facts known to the Company Board as of the date of this Agreement) were not reasonably foreseeable, and which event, state of facts, change, discovery, development or circumstance is materially beneficial, measured on a long-term basis, to the financial condition or results of operation of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event will any of the following constitute an Intervening Event: (i) any Acquisition Proposal, (ii) any action taken by any Party pursuant to and in compliance with Section 5.5; or (iii) a change in the price or trading volume of the Shares or the Company’s credit rating (except that this clause (iii) will not prevent or otherwise affect a determination that any change, effect, event, circumstance, development or occurrence underlying such change has resulted in an Intervening Event).

(ii) “IRS” shall mean the United States Internal Revenue Service.

(jj) “Knowledge” shall mean (i) in the case of the Company, the actual knowledge of the Persons listed with respect to the Company on Section 8.1(jj) of the Company Disclosure Letter after reasonable inquiry of their direct reports, and (ii) in the case of Parent, Merger Sub or any other Subsidiary of Parent, the actual knowledge of the Persons listed with respect to Parent on Section 8.1(jj) of the Parent Disclosure Letter after reasonable inquiry of their direct reports.

(kk) “Law” shall mean any federal, state, local, foreign or international law, statute, treaty, convention or ordinance, common law, or any rule, regulation, code, requirement, ordinance, edict, decree, directive or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(ll) “Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Company Subsidiary.

(mm) “Leases” shall mean all written leases, subleases, licenses, concessions and other agreements pursuant to which the Company or any Company Subsidiary holds any Leased Real Property.

(nn) “Lien” shall mean any mortgage, pledge, security interest, restriction, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

(oo) “made available” shall mean that the Company, any of the Company Subsidiaries or any of their respective Representatives have delivered or made available such information, documents or other materials to

Parent, Merger Sub or any of their respective Representatives, including by providing such information, documents or other materials in hard copy form, by electronic mail, in the virtual data room maintained by the Company in connection with the transactions contemplated by this Agreement or otherwise, or that such information, documents or other materials are generally publicly available as of the date of this Agreement, including on the Company’s website or in materials filed, furnished, submitted, supplied or otherwise made available by the Company with or to the SEC that are publicly available on the SEC’s EDGAR database.

(pp) “NYSE” shall mean New York Stock Exchange.

(qq) “Order” shall mean any order, judgment, writ, stipulation, settlement, award, injunction, decree, arbitration award or finding of any Governmental Entity.

(rr) “Parent Disclosure Letter” shall mean the disclosure letter delivered by Parent to the Company concurrently with the execution and delivery of this Agreement.

(ss) “Permit” shall mean any permit, license, franchise, registration, qualification, right, variance, certificate, authorization, approval, clearance, or certification of any Governmental Entity.

(tt) “Permitted Encumbrances” shall mean: (i) Liens for Taxes not yet due and payable (or for Taxes that are being contested in good faith by appropriate proceedings), (ii) mechanics Liens and similar Liens for labor, materials or supplies provided with respect to real property incurred in the ordinary course of business for amounts which are not due and payable or are being contested in good faith, (iii) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property, (iv) easements, covenants, conditions, restrictions, encroachments and other similar matters affecting title to real property which do not materially impair the use of such real property in the operation of the business conducted thereon, (v) Liens with respect to leased equipment, (vi) Liens arising in the ordinary course of business consistent with past practice that are immaterial to the Company, (vii) Liens arising in connection with the Company’s existing credit facility, and (viii) landlord’s and other statutory Liens.

(uu) “Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity or other entity.

(vv) “Proxy Statement Clearance Date” shall mean the first date on which the SEC (or staff of the SEC) has, orally or in writing, confirmed that (a) it has no further comments on the Proxy Statement, or (b) it does not intend to review the Proxy Statement; provided, however, in the case of clause (b), the Proxy Statement Clearance Date shall not be earlier than the date which is ten (10) days following the date on which the Proxy Statement is initially filed with the SEC.

(ww) “Release” shall mean any release, spill, emission, leaking, pumping, emitting, depositing, discharging, injecting, escaping, leaching, dispersing, dumping, pouring, disposing or migrating into, onto or through the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or within any building, structure, facility or fixture.

(xx) “Relevant Business” shall mean: (a) any business of the Company or any Company Subsidiary with revenues in the jurisdictions in which the Parties make filings pursuant to the HSR Act or any other Antitrust Law in connection with the Merger or (b) Parent’s or its Affiliate’s radio frequency identification (RFID) business with revenues in the jurisdictions in which the Parties make filings pursuant to the HSR Act or any other Antitrust Law in connection with the Merger, or in each case any portion thereof.

(yy) “Representatives” shall mean, with respect to any Person, such Person’s controlled Affiliates and its and their respective directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives acting on its or their behalf.

(zz) “Required Antitrust Approvals” shall mean any required filing, consent, approval or action required to be made or obtained or advance ruling certificate or no-action letter required to obtain an exemption from such filing, consent, approval or action pursuant to (i) the HSR Act and (ii) any other Antitrust Law in order to consummate the transactions contemplated by this Agreement.

(aaa) “Sarbanes-Oxley Act” shall mean the United States Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

(bbb) “SEC” shall mean the United States Securities and Exchange Commission.

(ccc) “Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(ddd) “Subsidiary” of any Person shall mean (i) any corporation of which a majority of the Equity Interests entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned, directly or indirectly, by such Person and (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which such Person is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner or the managing member.

(eee) “Superior Proposal” shall mean a bona fide written Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal deemed to be references to more than fifty percent (50%), and, with respect to clause (ii) in the definition of Acquisition Proposal, the Company Shareholders owning less than a majority of the equity of the Company, the entity surviving such merger, consolidation or business combination, or the ultimate parent entity of the Company or such surviving entity following the consummation of any such transaction) not arising out of or relating to any material breach of Section 5.2 which the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into consideration, among other things, all of the terms and conditions, including the financial and regulatory aspects of such Acquisition Proposal and this Agreement and the likelihood of consummation of such Acquisition Proposal, would result in a transaction that is more favorable to the Company than the transactions provided for in this Agreement (in each case taking into account in good faith any revisions to this Agreement made or irrevocably committed to in writing by Parent).

(fff) “Tax” or “Taxes” shall mean any and all United States federal, state or local or non-United States taxes or other similar governmental charges in the nature of a tax, including all income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, alternative or add-on minimum, environmental, premium, customs, social security, unemployment, registration and other taxes, together with any additions to tax, penalties and interest imposed with respect thereto.

(ggg) “Tax Returns” shall mean any report, filing, election or return (including any information return) or statement required to be filed with any Governmental Entity with respect to Taxes, including any schedules, attachments or amendments thereto.

(hhh) “Third Party” shall mean any Person or “group” (as defined under Section 13(d) of the Exchange Act) other than the Company, the Company Subsidiaries, Parent, the Subsidiaries of Parent, including Merger Sub, and the respective controlled Affiliates of the Person or “group”.

(iii) “Treasury Regulations” shall mean regulations promulgated by the United States Department of the Treasury under the Code.

Section 8.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Action	Section 3.11
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.2(c)(ii)
Anti-Takeover Statute	Section 3.3(c)
Antitrust Order	Section 5.5(d)
Antitrust Proceeding	Section 5.5(d)
Certificates	Section 2.2(b)
Closing	Section 1.2
Closing Date	Section 1.2
Company	Preamble
Company Adverse Recommendation Change	Section 5.2(c)(i)
Company Board	Recitals
Company Board Recommendation	Section 3.2(c)
Company Common Stock	Section 2.1(a)(i)
Company Financial Advisor	Section 3.2(d)
Company Financial Statements	Section 3.5(b)
Company Material Contract	Section 3.10(a)
Company Plan(s)	Section 3.12(a)
Company Preferred Stock	Section 3.4(a)
Company Registered Intellectual Property	Section 3.14(a)
Company Representatives	Section 5.4(a)
Company SEC Filings	Section 3.5(a)
Company Shareholders	Recitals
Company Shareholders’ Meeting	Section 5.3(a)
Company Shareholder Approval	Section 3.2(b)
Company Subsidiary	Section 2.7
D&O Insurance	Section 5.9(c)
Deferred Share Cash Balance	Section 2.4(d)
Department of State	Section 1.3
Determination Notice	Section 5.2(d)(i)(A)
Effective Time	Section 1.3
End Date	Section 7.1(b)
Enforceability Exception	Section 3.10(b)
ERISA	Section 3.12(a)
ERISA Affiliate	Section 3.12(a)
Event	Section 8.1(p)
Exchange Fund	Section 2.2(a)
FCPA	Section 3.21
Final Exercise Date	Section 2.5
Indemnified Parties	Section 5.9(a)
Investments	Section 3.4(f)
Material Leased Real Property	Section 3.17(b)
Material Real Property Leases	Section 3.17(b)
Maximum Amount	Section 5.9(c)
Merger	Section 1.1
Merger Consideration	Section 2.1(a)(i)
Merger Sub	Preamble
Notice Period	Section 5.2(d)(i)(A)
Owned Real Property	Section 3.17(a)

Parent	Preamble
Parent Benefit Plans	Section 5.8(c)
Parent Representatives	Section 5.4(a)
Party	Preamble
Paying Agent	Section 2.2(a)
PBCL	Recitals
Proxy Date	Section 5.3(a)
Proxy Statement	Section 5.3(b)
Shares	Section 2.1(a)(i)
Statement of Merger	Section 1.3
Surviving Corporation	Section 1.1
Tail Period	Section 5.9(c)

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties and Covenants. None of the Company’s representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement shall survive the Effective Time, other than (a) the covenants and agreements contained in this Article IX, the agreements of Parent, Merger Sub and the Company in Article II (Conversion of Securities; Exchange of Certificates), Section 5.9 (Indemnification of Directors and Officers) and Section 5.14(b) (Loan Restructuring Indemnitees), and (b) those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, which shall survive the consummation of the Merger until fully performed. The Confidentiality Agreement will (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

Section 9.2 Amendment. To the extent permitted by applicable Law, this Agreement may be amended by the Parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Company Shareholder Approval; provided, however, that after the Company Shareholder Approval (a) there shall be no amendment that decreases the Merger Consideration or to Section 5.9, and (b) no amendment that, by Law, requires further approval by the Company Shareholders may be made without such Company Shareholder approval. This Agreement may not be amended except by an instrument in writing signed by Parent and the Company.

Section 9.3 Extension; Waiver. At any time prior to the Effective Time, the Parties may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement by the Company Shareholders, no extension or waiver that, by Law, requires further approval by such Company Shareholders may be made without such Company Shareholder approval. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed by such Party. The failure or delay of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights, nor shall any single or partial exercise of any right under this Agreement preclude any other or further exercise of any rights hereunder.

Section 9.4 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person, or upon confirmation of receipt (which confirmation each Party agrees to transmit reasonably promptly) when transmitted by facsimile transmission or by electronic mail, or on receipt after dispatch by registered or certified mail, postage prepaid, or on the next Business Day if transmitted by national overnight courier, in each case addressed as follows:

If to Parent or Merger Sub, at:

CCL Industries Inc.

161 Worcester Road Suite 603

Framingham, MA 01701

Attention: Geoffrey T. Martin,

Chief Executive Officer

Facsimile: (508) 872-7671

E-mail:

with copies (which shall not constitute notice) to:

CCL Industries Inc.

17700 Foltz Industrial Pkwy.

Strongsville Ohio 44149

Attention: Mark A. McClendon,

General Counsel

Facsimile: (440) 878-7106

E-mail:

and

Warner Norcross & Judd LLP

111 Lyon Street, NW

Grand Rapids, MI 49503

Attention: Michael J. Jones

                  Charlie Goode

Facsimile: (616) 222-2212

E-mail: mjones@wnj.com

             cgoode@wnj.com

If to the Company, at:

Checkpoint Systems, Inc.

101 Wolf Drive, PO Box 188

Thorofare, New Jersey 08086

Attention: Bryan Rowland,

Vice President, General Counsel and Corporate Secretary

Facsimile: (856) 848-5297

E-mail:

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

885 Third Avenue,

New York, NY 10022-4834

Attention: Charles K. Ruck

                 Joel H. Trotter

                 Thomas J. Malone

E-mail: charles.ruck@lw.com

             joel.trotter@lw.com

             thomas.malone@lw.com

or, in each case, to such other address as shall be given in writing by any such Person to each of the other Parties in accordance with this Section 9.4.

Section 9.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties hereto. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 9.7 Entire Agreement. This Agreement (together with the Exhibits, Parent Disclosure Letter, Company Disclosure Letter and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.8 Governing Law; Jurisdiction.

(a) This Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be construed, performed and enforced in accordance with the Laws of the Commonwealth of Pennsylvania without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction; provided, however, without limiting the general discretion of a court contemplated by Section 9.8(b) below to consider the Laws of the State of Delaware as it would in the ordinary course, with respect to the interpretation of Company Material Adverse Effect (including with respect to Section 6.2) and Section 7.4 of this Agreement, the Laws of the State of Delaware shall apply without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(b) Any Action between the Parties, arising out of or relating to this Agreement or the transactions contemplated hereby shall be brought solely and exclusively in any state court located in the Commonwealth of Pennsylvania, or in any direct appellate court therefrom; provided that if (and only after) such courts determine that they lack subject matter jurisdiction over any such Action, such Action shall be brought solely and exclusively in the Federal courts of the United States located in the Commonwealth of Pennsylvania, or in any direct appellate court therefrom. Each of the Parties hereto agrees that a final judgment (subject to any appeals therefrom) in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any Action between the Parties arising out of or relating to this Agreement or the transactions contemplated hereby, and hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Action between the Parties arising out of or relating to this Agreement or the transactions contemplated hereby in any such court in accordance with the provisions of this Section 9.8. Each of the Parties hereto hereby irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court. Each of the Parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

Section 9.9 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9.

Section 9.10 Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Subject to Section 7.3(c), the Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. The Parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which they are entitled at Law or in equity.

Section 9.11 No Third-Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except (a) as set forth in or contemplated by the terms and provisions of Section 5.9 and Section 5.14(b), and (b) from and after the Effective Time, the rights of the Company Shareholders and the holders of other securities of the Company to receive the consideration pursuant to the Merger, as set forth in Article II.

Section 9.12 Obligations of Parent. Whenever this Agreement requires a Subsidiary of Parent to take any action (including Merger Sub and the Surviving Corporation), such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action.

Section 9.13 Fees and Expenses. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, and all transfer, documentary, sales, use, stamp, registration and other similar such Taxes and fees (including penalties and interest), incurred in connection with the transactions contemplated by this Agreement. The Company and Parent shall cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable Laws in connection with the payment of any such amounts, and shall cooperate in good faith to minimize, to the fullest extent possible under such Laws, any such amounts payable in connection therewith. The filing fees for the premerger notification and report forms under the HSR Act or similar fees under other Antitrust Laws will be paid by solely by Parent. Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

Section 9.14 Mutual Drafting. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties; accordingly, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

Section 9.15 Interpretation; Headings. In this Agreement, unless otherwise specified, the following rules of interpretation apply: (a) references to Articles, Sections, Schedules, Annexes and Exhibits are references to articles, sections or sub-sections, schedules, annexes and exhibits to, this Agreement; (b) references to any Person include references to such Person’s successors and permitted assigns; (c) words importing the singular include the plural and vice versa; (d) whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa; (e) references to the word “including” do not imply any limitation; (f) references to months are to calendar months; (g) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; (h) references to “$” or “dollars” refer to the currency of the United States of America; (i) any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Company Material Adverse Effect” under this Agreement; (j) a defined term has its defined meaning throughout this Agreement and in each Exhibit, Annex and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined; and (k) when used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if”. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.16 Counterparts; Delivery by Facsimile or Electronically.

(a) This Agreement may be executed by original or facsimile signature and in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(b) This Agreement, and any amendments hereto, waivers hereof or consents or notifications hereunder, to the extent signed and delivered by means of a facsimile machine or by email with facsimile or scan attachment, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party, each other Party shall re-execute original forms thereof and deliver them to all other Parties. No Party shall raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or Contract was transmitted or communicated through the use of facsimile machine or by email with facsimile or scan attachment as a defense to the formation of a contract, and each such Party forever waives any such defense.

(Signature pages follow)

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CCL Industries Inc.

By:	/s/ Geoffrey T. Martin
Name: Geoffrey T. Martin
Title: Chief Executive Officer

CCL Industries USA Corp.

By:	/s/ Geoffrey T. Martin
Name: Geoffrey T. Martin
Title: Chief Executive Officer

Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Checkpoint Systems, Inc.

By:	/s/ George Babich, Jr.
Name: George Babich, Jr.
Title: President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger